SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2014

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated March 5, 2014

Press Release dated March 12, 2014

Press Release dated March 17, 2014

Press Release dated March 17, 2014

Press Release dated March 19, 2014

Press Release dated March 26, 2014

Notice of Shareholders’ Meeting 2014

Report of the Board of Directors to the Shareholders’ Meeting

Press Release dated March 31, 2014

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: March 31, 2014

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), March 5, 2014 - During the period from February 24 to February 28, 2014, Eni acquired No. 725,916 shares for a total consideration of euro 12,593,560.93, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
24/02/2014	165,000	17.2646	2,848,655.83
25/02/2014	115,000	17.3806	1,998,766.74
26/02/2014	160,000	17.4014	2,784,223.90
27/02/2014	226,496	17.3361	3,926,560.34
28/02/2014	59,420	17.4243	1,035,354.12
Total	725,916	17.3485	12,593,560.93

Following the purchases announced today, considering the treasury shares already held, on February 28, 2014 Eni holds No. 18,009,203 shares equal to 0.50% of the share capital.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), March 12, 2014 - During the period from March 3 to March 7, 2014, Eni acquired No. 941,263 shares for a total consideration of euro 16,325,500.99, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
03/03/2014	440,754	17.2521	7,603,920.15
04/03/2014	2,887	17.3498	50,088.86
05/03/2014	13,810	17.4616	241,144.83
06/03/2014	169,581	17.5063	2,968,741.07
07/03/2014	314,231	17.3809	5,461,606.08
Total	941,263	17.3443	16,325,500.99

Following the purchases announced today, considering the treasury shares already held, on March 7, 2014 Eni holds No. 18,950,466 shares equal to 0.52% of the share capital.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

2013 Consolidated Financial Statements and Draft
Financial Statements of the Parent Company

Convening of the Annual Shareholders’ Meeting

•	Consolidated financial statements: net profit euro 5.16 billion;
•	Separate financial statements: net profit euro 4.41 billion;
•	Dividend proposal: euro 1.10 per share.

San Donato Milanese (Milan), March 17, 2014 - Today, the Board of Directors approved Eni’s consolidated financial statements and the draft financial statements of the parent company for the year ended December 31, 2013. As announced on February 13, 20141, with respect to Eni’s preliminary results, consolidated net profit amounted to euro 5,160 million. Net profit of the parent company amounted to euro 4,410 million.
The Board of Directors intends to submit a proposal for the distribution of a cash dividend of euro 1.10 per share (euro 2.20 per ADR) at the Annual Shareholders’ Meeting. Included in this annual distribution is euro 0.552 per share which was paid as an interim dividend in September 2013. The balance of euro 0.55 per share (euro 1.10 per ADR) is payable to shareholders on May 22, 2014, the ex-dividend date being May 19, 2014 and the record date being May 21, 2014.
The review of the sustainability performance in 2013 has been included in the Annual Report to provide a comprehensive insight into the Company’s business model by highlighting the long-term value creation through the connections between the financial and sustainability elements of the Company’s strategy and results.
The 2013 Annual Report was submitted to the Board of Statutory Auditors and Eni’s independent auditors. In accordance with the Legislative Decree No. 58/98 (the Italian comprehensive code for exchanges and securities) provisions, the 2013 Annual Report will be made available to the public by the first half of April 2014 at the Company’s headquarters and on Eni’s website eni.com and through other sources provided by the regulation in force, together with statutory and independent auditors’ reports.
Enclosed are the 2013 IFRS consolidated statements of the companies within the Eni group as included in the approved Annual Report and the statements of the parent company Eni SpA.
The Board of Directors also approved the Report on Corporate Governance and Shareholding Structure and the Remuneration Report which have been prepared in accordance to Article No. 123-bis and ter of the Italian comprehensive code for exchanges and securities, respectively. These reports will be filed with the Italian Exchange Authority and published on Eni’s website, in the "Governance", "Documentation" and "Investor Relations" sections, together with the 2013 Annual Report.

Continuation of the buyback program
Eni’s Board of Directors has approved to propose to the Annual Shareholders’ Meeting to grant a proxy to the Board of Directors to continue the purchase program of treasury shares for a period of 18 months beginning from the date of the Annual Shareholders’ Meeting, up to a maximum of 363 million shares, representing approximately 10% of the share capital, for a maximum consideration of euro 6 billion, at a price not less than euro 1.102 per share and not more than 5% above the reference price registered on the trading day preceding each purchase.
The limits of the maximum number of shares available for purchase and of the maximum consideration include the number and consideration of the treasury shares purchased after the shareholders’ resolution which authorized the purchase of treasury shares of July 16, 2012.
The program, representing an effective and flexible management tool, is aimed at increasing shareholders’ value over time, in line with the policies of capital return adopted by major international oil companies.

__________________

(1)	The press release on Eni’s preliminary results for the year 2013, published on February 13, 2014, is available on Eni’s website, eni.com, in the Investor Relations, Media and Documentation sections.
(2)	Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

The purchases will be made in accordance with Article 144-bis, paragraph 1, lett. b) of Consob Regulation 11971/1999 ("Issuers’ Regulation") and subsequent amendments and additions and with the provisions that still apply, and then on regulated markets, according to the procedures established in the regulations of organization and management of markets.
Treasury shares held by Eni as of March 7, 2014 are 18,950,466, equal to 0.52% of the share capital. Eni’s subsidiaries do not own any Company shares.

Long-Term Monetary Incentive Plan for the period 2014-2016
The Board of Directors resolved to submit to the Shareholder’s Meeting the adoption of a new Long-Term Monetary Incentive Plan for the period 2014-2016 which replaces the previous Plan for the period 2012-2014, relatively to the last assignment and which includes three annual assignments, each subject to a vesting period of three years.
The Plan was introduced in order to further promote the alignment of the management with the shareholders’ interests and a sustainable value creation in the long-term using parameters such as of Total Shareholder Return and Net Present Value of proved reserves, measured in relative terms compared to a sector’s international peer group, as performance conditions.
The Plan's beneficiaries are the Chief Executive Officer of the Company to be appointed following the next renewal of the Board of Directors, the Chief Operative Officers and Managers with strategic responsibilities in Eni SpA, as well as other "Managerial Resources that are Critical for the Business," which will be identified during the implementation of the Plan.
The specific conditions and objectives of the Plan are set out in the Information Memorandum prepared pursuant to Article 114-bis of the TUF (Legislative Decree No. 58/1998), the publication of which will be simultaneous to the publication of the explanatory memorandum of the proposal to the Assembly.

Convening of the Ordinary and Extraordinary Shareholders’ Meeting on May 8, 2014 (single call)
The Board of Directors convened the Annual Shareholders’ Meeting on May 8, 2014:
-	Ordinary Meeting - to approve the 2013 financial statements of the parent company and the dividend proposal, to authorize the buyback program and the withdrawal, for the part not extended, of the authorization to the buyback program approved by the shareholder’s Meeting held on May 10, 2013 to appoint corporate bodies, to resolve on the remuneration of Directors with delegated powers of Eni SpA and its subsidiaries pursuant to the Law No. 98 of August 9, 2013, to approve the Long-Term Monetary Incentive Plan (2014-2016) and also to express its consultative vote about the remuneration policy that the Company intends to adopt in 2014 as disclosed in the first section of the Remuneration Report.
-	Extraordinary Meeting - to amend the By-laws on the integrity requirements for Directors and on the single call of the Shareholders’ Meeting.

* * *

Eni’s Chief Financial Officer, Massimo Mondazzi, in his capacity as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

* * *

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release is also available on the Eni website eni.com.

Attachment

IFRS Consolidated Financial Statements

BALANCE SHEET

(euro million)

Dec. 31, 2012	Dec. 31, 2013

ASSETS
Current assets
Cash and cash equivalents	7,765	5,288
Other financial activities held for trading		5,004
Other financial assets available for sale	235	235
Trade and other receivables	28,747	29,073
Inventories	8,496	7,883
Current tax assets	771	802
Other current tax assets	1,230	825
Other current assets	1,624	1,325

	48,868	50,435
Non-current assets
Property, plant and equipment	63,466	62,506
Inventory-compulsory stock	2,538	2,571
Intangible assets	4,487	3,877
Equity-accounted investments	4,262	3,934
Other investments	5,085	3,027
Other financial assets	1,229	1,097
Deferred tax assets	5,027	4,662
Other non-current receivables	4,400	3,683

	90,494	85,357
Assets held for sale	516	2,296

TOTAL ASSETS	139,878	138,088
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	2,223	2,742
Current portion of long-term debt	2,961	2,149
Trade and other payables	23,581	23,598
Income taxes payable	1,622	742
Other taxes payable	2,162	2,268
Other current liabilities	1,437	1,448

	33,986	32,947
Non-current liabilities
Long-term debt	19,279	20,988
Provisions for contingencies	13,603	13,167
Provisions for employee benefits	1,374	1,245
Deferred tax liabilities	6,740	6,723
Other non-current liabilities	1,977	1,704

	42,973	43,827
Liabilities directly associated with assets held for sale	361	140
TOTAL LIABILITIES	77,320	76,914

SHAREHOLDERS’ EQUITY
Non-controlling interest	3,498	2,964
Eni shareholders’ equity:
Share capital	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(16)	(154)
Other reserves	49,438	51,393
Treasury shares	(201)	(201)
Interim dividend	(1,956)	(1,993)
Net profit	7,790	5,160
Total Eni shareholders’ equity	59,060	58,210
TOTAL SHAREHOLDERS’ EQUITY	62,558	61,174
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	139,878	138,088

PROFIT AND LOSS ACCOUNT

(euro million)

2012	2013

REVENUES
Net sales from operations	127,220	114,722
Other income and revenues	1,546	1,385
Total revenues	128,766	116,107

OPERATING EXPENSES
Purchases, services and other	95,363	90,213
Payroll and related costs	4,613	5,264
OTHER OPERATING (EXPENSE) INCOME	(158)	(71)

DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	13,561	11,703

OPERATING PROFIT	15,071	8,856

FINANCE INCOME (EXPENSE)
Finance income	7,218	5,746
Finance expense	(8,314)	(6,649)
Income (expense) from other financial activities held for trading		4
Derivative financial instruments	(251)	(92)

	(1,347)	(991)
INCOME (EXPENSE) FROM INVESTMENTS
Share of profit (loss) of equity-accounted investments	278	252
Other gain (loss) from investments	2,603	5,863

	2,881	6,115
PROFIT BEFORE INCOME TAXES	16,605	13,980
Income taxes	(11,661)	(9,008)

Net profit - continuing operations	4,944	4,972
Net profit - discontinued operations	3,732

Net profit	8,676	4,972
Attributable to:
Eni’s shareholders
- continuing operations	4,200	5,160
- discontinued operations	3,590

	7,790	5,160
Non-controlling interest
- continuing operations	744	(188)
- discontinued operations	142

	886	(188)
Net profit per share (euro per share)
- basic	2.15	1.42
- diluted	2.15	1.42
Net profit from continuing operations per share (euro per share)
- basic	1.16	1.42
- diluted	1.16	1.42

STATEMENT OF CASH FLOWS

(euro million)

2012	2013

Net profit - continuing operations	4,944	4,972
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization	9,538	9,303
Impairments of tangible and intangible assets, net	4,023	2,400
Share of loss of equity-accounted investments	(278)	(252)
Gain on disposal of assets, net	(875)	(3,695)
Dividend income	(431)	(400)
Interest income	(108)	(155)
Interest expense	803	709
Income taxes	11,661	9,008
Other changes	(1,945)	(1,878)
Changes in working capital:
- inventories	(1,395)	320
- trade receivables	(3,184)	(1,363)
- trade payables	2,029	706
- provisions for contingencies	338	58
- other assets and liabilities	(1,161)	690
Cash flow from changes in working capital	(3,373)	411
Net change in the provisions for employee benefits	11	5
Dividends received	988	684
Interest received	91	108
Interest paid	(825)	(944)
Income taxes paid, net of tax receivables received	(11,868)	(9,307)

Net cash provided from operating activities - continuing operations	12,356	10,969
Net cash provided from operating activities - discontinued operations	15

Net cash provided from operating activities	12,371	10,969
Investing activities:
- tangible assets	(11,222)	(10,864)
- intangible assets	(2,295)	(1,886)
- consolidated subsidiaries and businesses	(178)	(25)
- investments	(391)	(292)
- securities	(17)	(5,048)
- financing receivables	(1,634)	(989)
- change in payables and receivables in relation to investments and capitalized depreciation	54	48
Cash flow from investments	(15,683)	(19,056)
Disposals:
- tangible assets	1,229	514
- intangible assets	61	16
- consolidated subsidiaries and businesses	3,521	3,401
- investments	1,203	2,429
- securities	52	33
- financing receivables	1,578	1,565
- change in payables and receivables in relation to disposals	(252)	155
Cash flow from disposals	7,392	8,113
Net cash used in investing activities	(8,291)	(10,943)

(continued) STATEMENT OF CASH FLOWS

(euro million)

2012	2013

Proceeds from long-term debt	10,484	5,418
Repayments of long-term debt	(3,784)	(4,669)
Increase (decrease) in short-term debt	(753)	1,029
	5,947	1,778
Net capital contributions by non-controlling interest		(4)
Net acquisition of treasury shares made by consolidated subsidiaries other than the parent company	29	1
Disposal (acquisition) of interests in consolidated subsidiaries	604	(28)
Dividends paid to Eni’s shareholders	(3,840)	(3,949)
Dividends paid to non-controlling interests	(539)	(251)
Net cash used in financing activities	2,201	(2,453)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(4)	(13)
Effect of exchange rate changes on cash and cash equivalents and other changes	(12)	(37)
Net cash flow for the period	6,265	(2,477)

Cash and cash equivalents - beginning of the period	1,500	7,765
Cash and cash equivalents - end of the period	7,765	5,288

IFRS Financial Statements of the parent company

BALANCE SHEET

(euro million)

Dec. 31, 2012	Dec. 31, 2013

ASSETS
Current assets
Cash and cash equivalents	6,400	3,888
Other financial activities held for trading		5,004
Trade and other receivables	22,907	18,887
- financial receivables	9,436	5,814
- trade and other receivables	13,471	13,073
Inventories	2,448	2,162
Current income tax assets	314	294
Other current tax assets	368	158
Other current assets	659	845

	33,096	31,238
Non-current assets
Property, plant and equipment	6,927	6,468
Inventory - compulsory stock	2,664	2,649
Intangible assets	1,155	1,210
Equity-accounted investments	32,024	34,961
Other financial assets	2,784	2,873
Deferred tax assets	1,838	1,840
Other non-current receivables	3,095	2,493

	50,487	52,494
Assets held for sales	16	10

TOTAL ASSETS	83,599	83,742
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	4,750	4,495
Current portion of long-term debt	2,705	1,929
Trade and other payables	9,675	8,483
Income taxes payable	81
Other taxes payable	1,515	1,599
Other current liabilities	889	1,203

	19,615	17,709
Non-current liabilities
Long-term debt	16,834	18,784
Provisions for contingencies	4,093	4,208
Provisions for employee benefits	332	341
Other non-current liabilities	2,187	1,967

	23,446	25,300
Liabilities directly associated with assets held for sale	1

TOTAL LIABILITIES	43,062	43,009
SHAREHOLDERS’ EQUITY
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves	28,652	33,553
Interim dividend	(1,956)	(1,993)
Treasury shares	(201)	(201)
Net profit	9,078	4,410

TOTAL SHAREHOLDERS’ EQUITY	40,537	40,733
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	83,599	83,742

PROFIT AND LOSS ACCOUNT

(euro million)

2012	2013

REVENUES
Net sales from operations	51,197	48,215
Other income and revenues	267	264

	51,464	48,479
OPERATING EXPENSES
Purchases, services and other	(50,283)	(48,761)
Payroll and related costs	(926)	(1,175)
OTHER OPERATING (EXPENSE) INCOME	(173)	(168)
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	(1,126)	(1,635)

OPERATING PROFIT	(1,044)	(3,260)

FINANCE INCOME (EXPENSE)
Finance income	3,539	2,080
Finance expense	(4,020)	(2,459)
Income (expense) from other financial activities held for trading		4
Derivative financial instruments	(240)	(91)

	(721)	(466)
INCOME (EXPENSE) FROM INVESTMENTS	8,666	8,340
PROFIT BEFORE INCOME TAXES - Continuing operations	6,901	4,614
Income taxes	(694)	(204)

NET PROFIT - Continuing operations	6,207	4,410
NET PROFIT - Discontinued operations	2,871

NET PROFIT	9,078	4,410

Eni: Board of Directors approves bond issue to be placed with retail investors in Italy

San Donato Milanese (Milan), March 17, 2014 - Eni’s Board of Directors has approved the issue of one or more bonds, to be issued in one or more tranches and to be placed with retail investors in Italy. The bonds are approved to be listed on one or more regulated markets, including on the Mercato Telematico Obbligazionario (MOT), by July 31, 2015, for an overall maximum amount of euro 1.5 billion.
The issues of the bonds will enable Eni to maintain a broad investor base and a well-balanced financial structure in terms of its short term and medium/long-term debt.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +3980011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), March 19, 2014 - During the period from March 10 to March 14, 2014, Eni acquired No. 1,188,514 shares for a total consideration of euro 20,496,868.40, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
10/03/2014	134,291	17.3517	2,330,176.98
11/03/2014	76,288	17.4343	1,330,026.41
12/03/2014	346,797	17.2844	5,994,190.90
13/03/2014	182,191	17.2596	3,144,551.51
14/03/2014	448,947	17.1466	7,697,922.60
Total	1,188,514	17.2458	20,496,868.40

Following the purchases announced today, considering the treasury shares already held, on March 14, 2014 Eni holds No. 20,138,980 shares equal to 0.55% of the share capital.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), March 26, 2014 - During the period from March 17 to March 21, 2014, Eni acquired No. 49,307 shares for a total consideration of euro 857,611.88, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
20/03/2014	49,307	17.3933	857,611.88
Total	49,307	17.3933	857,611.88

Following the purchases announced today, considering the treasury shares already held, on March 21, 2014 Eni holds No. 20,188,287 shares equal to 0.56% of the share capital.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Company share capital Euro 4,005,358,876.00 full paid up
Rome Company Register, Tax Identification Number 00484960588
VAT number 00905811006, R.E.A. Roma n. 756453
Branches:
Via Emilia, 1 and Piazza Ezio Vanoni, 1
20097 San Donato Milanese (Milan) - Italy

Notice of Ordinary and Extraordinary Shareholders' Meeting 2014

Notice of Ordinary and Extraordinary Shareholders' Meeting

Shareholders of Eni S.p.A. (hereinafter "Eni" or "Company") are hereby invited to attend the Ordinary and Extraordinary Shareholders' Meeting, which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, pedestrian entrance on Passeggiata del Giappone, on May 8, 2014 at 10:00 a.m. (CET) on single call, to discuss and decide on the following

Agenda

Item no. 11 on the agenda was provided in accordance with the provisions of law cited and the related resolution will depend on the proposals that will be presented by the Shareholders.

Right to attend and to vote at the Shareholders' Meeting

Pursuant to Article 83-*sexies* of Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter "T.U.F.") and Article 13.2 of the By-laws, those entitled to attend and to vote at the Shareholders' Meeting are those on behalf of whom the intermediary - authorized pursuant to applicable regulations - has sent to the Company the statement certifying entitlement to the relative right, at the end of the seventh trading day prior to the date of the Shareholders' Meeting on single call (April 28, 2014 - the record date). The statement must be received by Eni by the end of the third trading day (May 5, 2014) prior to the date scheduled for the Shareholders' Meeting. The right to attend and to vote in the Shareholders' Meeting remains even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders' Meeting. Those who become Shareholders only after the record date shall not be entitled to attend or vote at the Shareholders' Meeting. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or fees requested at fulfilling the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders' Meeting, Shareholders holding shares not yet in dematerialized form shall first deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System, and shall then request the above-mentioned statement of attendance.

Right to ask questions prior to the Shareholders' Meeting

Pursuant to Article 127-*ter* of the T.U.F., those entitled to vote may ask questions on items on the agenda prior to the Shareholders' Meeting: the questions must be received by the Company no later than 6:00 p.m. (CET) on May 5, 2014; the Company does not guarantee an answer to the questions received after that deadline. The questions may be sent: a) by mail to the following address:

Eni S.p.A.
Segreteria Societaria
(Domande Assemblea maggio 2014)
Piazzale Enrico Mattei, 1
00144 Roma - Italy

b) by fax addressed to the Eni Corporate Secretary's Office (Segreteria Societaria) at +39 06 598 22 233, c) by e-mail at the address segreteriasocietaria.azionisti@eni.com, or d) through the appropriate section of the Company's

Company share capital Euro 4,005,358,876.00 full paid up
Rome Company Register, Tax Identification Number 00484960588
VAT number 00905811006, R.E.A. Roma n. 756453
Branches:
Via Emilia, 1 and Piazza Ezio Vanoni, 1
20097 San Donato Milanese (Milan) - Italy

eni

Notice of Ordinary and Extraordinary Shareholders' Meeting 2014

website. The interested parties must provide the information and documentation certifying the entitlement to the right, in compliance with the procedures specified on the website. Questions received by the aforementioned deadline shall be answered: a) prior to the Shareholders' Meeting, also through publication of the answer in the appropriate section of the Company's website. The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in "question and answer" form in the appropriate section of the Company's website or when the answer has already been published in that section; b) during the Shareholders' Meeting; an answer is deemed given during the Shareholders' Meeting when set out in the documentation made available to each attendee who is entitled to vote.

Addition of items to the agenda of the Shareholders' Meeting and proposed resolutions on the items on the agenda

Pursuant to Article 126-*bis* of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least one fortieth of the Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda, specifying the additional proposed items in their request or presenting proposed resolutions on items already on the agenda. Matters upon which, according to law, the Shareholders' Meeting must resolve upon a proposal of the Board of Directors or on the basis of a project or report of the Board of Directors other than the report on the items in the agenda, may not be added to the agenda. Requests, together with the certificate attesting ownership of Eni shares, are submitted in writing to the Company's registered office by registered letter with return receipt or by certified email to the address: corporate_sesocorp@pec.eni.com. Moreover, a report on the proposed issues must be sent to the Company's Board of Directors by the Shareholders requesting the addition of items, in the same manner and within the same deadline. In any case, proposed resolutions on the items in the agenda may be presented individually at the Shareholders' Meeting by persons entitled to vote. Any further information is available on the Company's website.

How to vote by proxy

Pursuant to Article 135-*novies* of the T.U.F. and Article 14.1 of the By-laws, parties entitled to vote may appoint a representative in the Shareholders' Meeting, in the manner specified by the law. The proxy may be notified to the Company: a) by mail, at the following address:

Eni S.p.A.
Segreteria Societaria
(Delega Assemblea maggio 2014)
Piazzale Enrico Mattei, 1
00144 Rome - Italy

b) by fax to the Eni Corporate Secretary's Office (Segreteria Societaria) at +39 06 598 22 233, c) by certified email to the following address: corporate_sesocorp@pec.eni.com or d) through the appropriate section of the Company's website, according to the procedures specified therein. The proxy and related voting instructions can be revoked at any time. A proxy form is available on the Company's website and at the Company's registered office.

Shareholders' Representative designated by the Company

Pursuant to Article 135-*undecies* of the T.U.F. and Article 14.5 of the By-laws, the Company has designated Mr Dario Trevisan as the representative to whom Shareholders may confer the proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy must be conferred by signing the related proxy form available on the Company's website or at the Company's registered office. The form must be mailed to the following address and received by May 6, 2014:

Mr Dario Trevisan
Viale Majno, 45
20122 Milano - Italy

The proxy and related voting instructions can be revoked by the above deadline. The proxy shall not be valid for proposals for which no voting instructions have been provided.
For any further information, please visit the Company's website. Shareholders' Representative is available for further clarifications at toll-free number 800 134 679 and at the e-mail address rappresentante-designato@pec.it.

How to vote by mail

Pursuant to Article 127 of the T.U.F. and Article 14.3 of the By-laws, voting may also be exercised by mail in accordance with the applicable regulations.
The "Vote by Mail Form", which is available on the Company's website or at the Company's registered office, may also be mailed by the Corporate Secretary's Office to any Shareholders who request it, together with the relative envelope. The "Vote by Mail Form" - duly filled in and signed - must be mailed to the Corporate Secretary's Office at the following address, and received by May 7, 2014:

Eni S.p.A.
Segreteria Societaria
(Voto per corrispondenza Assemblea maggio 2014)
Piazzale Enrico Mattei, 1
00144 Roma - Italy

For those who wish to use the voting form available on the website, the related procedure for sending the form is specified on the website. Voting forms received after the specified deadline or which have not been signed shall not be counted in the initial or the voting quorum of the Shareholders' Meeting. The vote by mail is exercised

Company share capital Euro 4,005,358,876.00 full paid up
Rome Company Register, Tax Identification Number 00484960588
VAT number 00905811006, R.E.A. Roma n. 756453
Branches:
Via Emilia, 1 and Piazza Ezio Vanoni, 1
20097 San Donato Milanese (Milan) - Italy

Notice of Ordinary and Extraordinary Shareholders' Meeting 2014

directly by the holder of the voting right and is exercised separately for each of the resolutions proposed. The vote may be revoked with a written statement notified to the Company by May 7, 2014, or by way of an express statement issued by the holder during the course of the Shareholders' Meeting.

Information regarding ADRs holders

Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in the Eni ADRs register of The Bank of New York Mellon, the ADR Depositary, by March 31, 2014, will be entitled to participate in the Meeting, to delegate the exercise of their voting right or to exercise votes by mail, after having complied with the deposit and registration requirements contained in the "ADR Deposit Agreement". Beneficial Owners who have taken advantage of the Proxy Vote or Vote by Mail options are also entitled to attend the Meeting upon written request to be made to The Bank of New York Mellon.

Appointment of the Directors and the Statutory Auditors

The slates must be filed at the Company's registered office by April 13, 2014, automatically extended to April 14, 2014 (the first subsequent business day), together with the additional documentation required by applicable law and regulations. For further information on the filing of slates using remote communication methods, please contact the Corporate Secretary's Office at the email address segreteriasocietaria.azionisti@eni.com or call the toll-free number 800 940 924.

For the submission, filing and publication of slates, please refer to the provisions of Articles 17 and 28 of the By-laws, the Company's website and the report on the items on the agenda of the Shareholder's Meeting, which will be available on the aforementioned website as provided by law.

Articles 17.3 and 28.2 of the By-laws contain specific provisions on the composition of the slates aimed at ensuring compliance with the rules on gender balance on company boards, pursuant to Law no. 120 of July 12, 2011. Since this is the first time that this rule has been applied, under the law at least one-fifth of the Director and Statutory Auditor positions to be appointed must be filled by the less-represented gender. Therefore (i) pursuant to Article 17.3 of the By-laws, slates submitted by Shareholders for the Board of Directors that contain three or more candidates must include at least one member of the less-represented gender among the candidates indicated; (ii) pursuant to Article 28.2 of the By-laws, slates submitted by Shareholders which compete for the appointment of the majority of the Board of Statutory Auditors must contain candidates of different genders in the section for standing Statutory Auditors since, by law, at least one such Statutory Auditor must be a member of the less-represented gender. If two candidates are indicated in the section for alternate Statutory Auditors, they must be of different genders.

The Board of Directors has expressed its position on the composition of the new Board to the Shareholders, and that opinion has been made public and will be attached to the report on the items on the agenda of the Shareholder's Meeting. The Corporate Governance Code, which the Company adopts, encourages Shareholders to consider their choices in the light of this opinion in submitting their slates.

Furthermore, the Corporate Governance Code underlines that the previous timely disclosure to the market by Shareholders controlling the issuer (or, if there are not, shareholders who have a significant influence on it) of any proposal to be submitted to the Shareholders' Meeting in relation to topics on which directors did not formulate proposal, is a good practice, if such Shareholders do not plan to or cannot formulate in advance such proposals pursuant to Article 126-*bis* of the T.U.F.

Request for information and the website of the Company

Any further information related to the Shareholders' Meeting, in particular concerning the procedures for exercising rights, can be obtained by visiting the Company's website - www.eni.com - or by writing to the email address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers may be called:

- Toll-Free Number: 800 940 924 - from Italy only.
- Toll-Free Number: + 800 112 234 56 - from outside Italy.
- Fax number: +39 06 598 22 233.

Information documents

The documentation concerning the items on the agenda, the full texts of the resolution proposals, together with the

Company share capital Euro 4,005,358,876.00 full paid up
Rome Company Register, Tax Identification Number 00484960588
VAT number 00905811006, R.E.A. Roma n. 756453
Branches:
Via Emilia, 1 and Piazza Ezio Vanoni, 1
20097 San Donato Milanese (Milan) - Italy

Notice of Ordinary and Extraordinary Shareholders' Meeting 2014

explanatory reports requested by the applicable law, will be available to the public - in accordance with the statutory time limits - at the Company's registered office, at Borsa Italiana S.p.A. and on the Company's website www.eni.com, in the section "Shareholders' Meeting".

***

Any experts, financial analysts or journalists who wish to be present at the Shareholders' Meeting must submit an appropriate request - by mail or fax at +39 06 598 22 233 - to the Eni Corporate Secretary's Office (Segreteria Societaria) by May 2, 2014.
Those who are entitled to attend the Shareholders' Meeting are invited to arrive before the scheduled starting time of the Meeting, so as to facilitate admission procedures; registration operations shall be carried out at the venue of the Shareholders' Meeting starting from 9:00 a.m. (CET).

The Chairman of the Board of Directors
Giuseppe Recchi

Published on March 28, 2014

ENI S.P.A. ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING ON MAY 8, 2014 ON SINGLE CALL REPORT OF THE BOARD OF DIRECTORS ON THE ITEMS OF THE AGENDA

The Italian text prevails over the English translation.

ENI S.P.A.

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING ON MAY 8, 2014
ON SINGLE CALL

REPORT OF THE BOARD OF DIRECTORS
ON THE ITEMS OF THE AGENDA

ITEM 1
ENI S.P.A. FINANCIAL STATEMENTS AT DECEMBER 31, 2013
RELATED RESOLUTIONS.
ENI CONSOLIDATED FINANCIAL
STATEMENTS AT DECEMBER 31, 2013
REPORTS OF THE DIRECTORS, OF THE BOARD OF STATUTORY
AUDITORS AND OF THE AUDIT FIRM

Dear Shareholders,
The document "Annual Report at December 31, 2013" of Eni S.p.A., which will be available at the Company’s registered office as required by law, on the Company’s website and at Borsa Italiana S.p.A. (the Italian Stock Exchange), includes the draft of the financial statements of Eni S.p.A. and the consolidated financial statements, along with the Directors’ report on operations and the declaration pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter "T.U.F."). The Reports of the Audit Firm and of the Board of Statutory Auditors are available in complete form to the public together with the Annual Report.
Reference is therefore made to these documents.

Dear Shareholders,
You are invited to resolve as follows:
"The Ordinary Shareholders’ Meeting

resolves

to approve the financial statements at December 31, 2013 of Eni S.p.A. which report a net profit amounting to 4,409,777,928.34 euro."

ITEM 2
ALLOCATION OF NET PROFIT

Dear Shareholders,
in regard to the results achieved, you are invited to resolve as follows:

"The Ordinary Shareholders’ Meeting

resolves

to allocate the net profit for the period of 4,409,777,928.34 euro, of which 2,417,239,554.69 euro remains following the distribution of the 2013 interim dividend of 0.55 euro per share, resolved by the Board of Directors on September 19, 2013, as follows:

  the amount of 176,184,575.82 euro to the reserve required by Article 6, paragraph 1, letter a) of Legislative Decree No. 38 of February 28, 2005;
  to Shareholders in the form of a dividend of 0.55 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, thus completing payment of the dividend for the financial year 2013. The total dividend per share for financial year 2013 therefore amounts to 1.10 euro per share;
  the payment of the balance of the 2013 dividend in the amount of 0.55 euro, payable starting from May 22, 2014, with an ex-dividend date of May 19, 2014 and a record date of May 21, 2014."

ITEM 3
AUTHORISATION OF THE BUY-BACK PLAN FOR ENI SHARES AFTER FIRST CANCELLING THE PREVIOUS BUY-BACK PLAN AUTHORISED BY THE SHAREHOLDERS’ MEETING ON MAY 10, 2013, WITH RESPECT TO THAT PORTION NOT IMPLEMENTED. RELATED AND CONSEQUENT RESOLUTIONS.

Dear Shareholders,
The Shareholders’ Meeting held on May 10, 2013 authorised the Board of Directors to purchase on the Mercato Telematico Azionario, within 18 months of that date, up to a maximum of 363,000,000 ordinary Eni shares for a price of no less than euro 1.102 per share and no more than the official stock market price reported for the shares on the trading day prior to each individual transaction, plus 5%, up to a total amount of euro 6,000,000,000.00 in accordance with the procedures established in the Rules of the Markets organised and managed by Borsa Italiana S.pA..

The buy-back plan began on January 6, 2014. By March 21, 2014, the Company had bought back 8,800,000 shares representing 0.24% of its share capital for euro 150,808,309 equal to 2.51% of the maximum total amount of euro 6,000,000,000.00 established by the foregoing resolution. The average purchase price was euro 17.1373 per share.

The Board plans to continue the buy-back plan and therefore you are asked to authorise, after first cancelling the authorisation approved on May 10, 2013 in respect of the portion not implemented as of the Shareholders’ Meeting date, the purchase of ordinary Eni shares pursuant to Article 2357 of the Italian Civil Code and Article 132 of the T.U.F., under the terms and with the methods to be indicated below, in accordance with Article

144-bis of the Issuers’ Regulation adopted by Consob Resolution No. 11971 of May 14, 1999 as amended.

1.	Reasons for which authorisation to acquire treasury shares is requested

The purchase of treasury shares represents an effective and flexible management tool to increase value for Shareholders over time in line with the remuneration policies of other major oil companies.

2.	Maximum number and class of the shares to which the authorisation refers

Authorisation is requested for the purchase, including in multiple tranches, of Eni S.p.A. ordinary shares, up to a maximum number of 363,000,000 shares, corresponding to approximately 9.9885% of the share capital, including the number of treasury shares acquired subsequent to the Shareholders’ Meeting of July 16, 2012 authorising the buy back.
More specifically, as of March 21, 2014, the number of treasury shares held by Eni totalled 20,188,287 ordinary shares, representing 0.56% of share capital. Eni’s subsidiaries do not hold shares in the Company.

3.	Useful information for the purpose of a thorough assessment of compliance with the provisions of Article 2357, paragraph 3, of the Italian Civil Code

The maximum number of treasury shares held by Eni S.p.A., also taking into account any ordinary shares that may be held by subsidiaries, must never exceed the maximum limit established by the applicable pro tempore regulations.
In order to ensure compliance with the limits under the law, appropriate measures will be taken to ensure timely and complete disclosure regarding the shareholdings of Eni S.p.A.'s subsidiaries.
For the purchase in question, the amount of euro 6,000,000,000.00 (six billion euro and zero cents) was allocated to a specific reserve, formed by using the existing budgetary reserves and designated for the purchase of treasury shares.
The purchase of treasury shares will therefore take place through the utilisation of the above mentioned reserves and hence within the limits of the available reserves reported in the most recent financial statements. At the time of each acquisition, the necessary accounting entries will be made in observance of the provisions of law and the applicable accounting principles.

4.	Duration for which the authorisation is requested

Authorisation to purchase treasury shares is requested for a period of eighteen months, beginning from the relative resolution of the Ordinary Shareholders' Meeting. The Board of Directors may proceed to purchase treasury shares, one or more tranches and at any time, in respect of the applicable regulations, with the speed held to be appropriate for the interests of the Company.

5.	Minimum and maximum price for the treasury shares to be purchased

Purchases of treasury shares shall be carried out in respect of the operating conditions established by market practices governing the acquisition of treasury shares, admitted by Consob pursuant to Article 180, paragraph 1, letter c) of the T.U.F. with Resolution No. 16839 of March 19, 2009, as well as EC Regulation No. 2273/2003 of December 22, 2003, where applicable, without prejudice to the fact that the unit price of the shares cannot in any case be lower than a minimum of euro 1.102, and no greater than the official price recorded on the trading day before each individual purchase operation, plus 5%.

6.	Methods by which the purchase shall be made

The acquisitions shall be carried out on the Mercato Telematico Azionario of Borsa Italiana S.p.A. in accordance with Article 144-bis, paragraph 1, letter b) of the Issuers’ Regulations and the provisions in any case applicable, so as to allow respect for the equal treatment of Shareholders as envisaged in Article 132 of the T.U.F., and hence on regulated markets, in accordance with the procedures established in the Rules of the Markets organised and managed by Borsa Italiana S.pA., which do not allow for the direct matching of buy orders with sell orders.

***

Dear Shareholders, you are invited to resolve as follows:

"The Ordinary Shareholders’ Meeting

resolves

1) to cancel, for the portion not yet implemented as of the date of the Shareholders’ Meeting, the authorisation to the Board of Directors to acquire treasury shares as resolved by the Shareholders’ Meeting of May 10, 2013;

2) to authorise the Board of Directors, pursuant to Article 2357 of the Italian Civil Code, to purchase on the Mercato Telematico Azionario - in one or more transactions and in any case within 18 months from the date of this resolution - up to a maximum of 363,000,000 (three hundred and sixty-three million) ordinary Eni shares, for a total amount of no more than 6,000,000,000.00 euro (six billion euro and zero cents), including, respectively, the number and the value of treasury shares purchased subsequent to the Shareholders Meeting of July 16, 2012 authorising the share buy-back, at a unit price of no less than 1.102 euro (one point one zero two euro) and not more than the official price reported by Borsa Italiana for the shares on the trading day prior to each individual transaction, plus 5%, in accordance with the procedures established in the Rules of the Markets organised and managed by Borsa Italiana S.pA. In order to respect the limit envisaged in the third paragraph of Article 2357 of the Italian Civil Code, the number of shares to be acquired and the relative amount shall take into account the number and amount of Eni shares already held in the portfolio;

3) to grant the Board of Directors all the broadest powers to execute this resolution, including through the use of delegation, including the possible assignment of tasks to intermediaries authorised pursuant to law, with the speed held to be appropriate for the interests of the Company, as permitted by applicable regulations, in the manner envisaged in Article 144-bis, paragraph 1, letter b) of the Issuers’ Regulation, taking into account market practices inherent to the acquisition of treasury shares admitted by Consob pursuant to Article 180, paragraph 1, letter c) of the T.U.F., with Resolution No. 16839 of March 19, 2009, as well as EC Regulation No. 2273/2003 of December 22, 2003, where applicable".

ITEM 4
AMENDMENTS TO THE BY-LAWS: ARTICLE 17 AND NEW ARTICLE 17-BIS

Report of the shareholders the Ministry of the Economy and Finance and Cassa Depositi e Prestiti S.p.A. presenting the amendments to the By-laws proposed on the occasion of the request for an Extraordinary Shareholders’ Meeting of Eni S.p.A. pursuant to Article 2367 of the Italian Civil Code

Amendments to the By-laws with a clause concerning integrity requirements and associated reasons for ineligibility for and forfeiture of the position of Director on the Board of Directors.

Dear Shareholders,
The shareholders the Ministry of the Economy and Finance and Cassa Depositi e Prestiti S.p.A. request, pursuant to Article 2367 of the Italian Civil Code, that the Shareholders’ Meeting of Eni S.p.A., called to approve the financial statements for 2013 and to resolve the consequent election of the Board of Directors, whose term has expired, also be called in extraordinary session to discuss and resolve on the proposal to amend the By-laws with a specific clause concerning the introduction of additional integrity requirements and the related grounds for ineligibility for and forfeiture of the position of Director on the Board of Directors.
This request is being made in implementation of the provisions of the Directive of the Italian Minister of the Economy and Finance, Department of the Treasury, issued on June 24, 2013, concerning the adoption of criteria and procedures for the appointment of members of the administrative bodies and of policies for the remuneration of the senior management of companies directly or indirectly controlled by the Italian Ministry of the Economy and Finance.
In particular, the clause whose adoption is being proposed is intended to strengthen the integrity requirements envisaged for directors of companies with listed shares by the combined provisions of Articles 147-quinquies and 148, paragraph 4, of Legislative Decree No. 58 of February 24, 1998 and by Article 2 of Decree No. 162 of March 30, 2000 of the Ministry of Justice.

*****

The text of the clause that the shareholders the Ministry of the Economy and Finance and Cassa Depositi e Prestiti S.p.A. propose to introduce in the By-laws is as follows.

1.	The issue of a judgement, even if not final and without prejudice to the effects of rehabilitation, convicting a director of any of the offenses envisaged in the following laws and regulations shall constitute grounds for ineligibility to hold, or forfeiture for just cause, of the position of director, without entitlement to damages:
a.	laws governing banking, finance, securities investment and insurance activities and regulations governing markets and securities and payment instruments;
b.	the provisions of Title XI of Book V of the Italian Civil Code and of Royal Decree No. 267 of March 16, 1942;
c.	laws establishing offences against the public administration, against the public trust, against public resources, against public order, against the public economy or tax law;
d.	the provisions of Article 51, paragraph 3-bis, of the Code of Criminal Procedure, as well as Article 73 of Presidential Decree No. 309 of October 9, 1990.

2.	Further cause for ineligibility shall be the issue of a decree ordering a proceeding or a decree ordering an accelerated proceeding for any of the offences referred to in paragraph 1, letters a), b), c) or d), or a final judgement convicting the director of wilfully causing a loss to the State.

3.	Directors who during their term should receive notification of a decree ordering a proceeding or a decree ordering an accelerated proceeding for any of the offences referred to in paragraph 1, letters a), b), c) or d), or of a final judgement convicting them of wilfully causing a loss to the State shall immediately inform the board of directors, with a requirement for confidentiality. The Board of Directors shall, at the first possible meeting and in any case within ten days of learning of the measures referred to in the previous sentence, ascertain the existence of any of the circumstances indicated in the measures.

In the event the above circumstances are substantiated, the Director shall forfeit office for cause, with no entitlement to damages, unless the Board of Directors, within the ten-day period indicated above, calls the Shareholders’ Meeting, to be held within the following sixty days, in order to submit a proposal to the Shareholders’ Meeting that such Director should continue to remain in office, justifying this proposal on the grounds that it is in the pre-eminent interest of the Company to retain the director. If the investigation by the Board of Directors is conducted following the close of the financial year, the proposal shall be submitted to the Shareholders’ Meeting called to approve the financial statements for that year, without prejudice to compliance with the time limits provided for under applicable law.
If the Shareholders’ Meeting does not approve the proposal made by the Board of Directors, the director shall forfeit office immediately for cause, with no entitlement to damages.

4.	Without prejudice to the provisions of the preceding paragraphs, the Chief Executive Officer who is subject to:
a.	imprisonment or
b.	an order for detention or house arrest, following the procedure provided for by Article 309 or Article 311, paragraph 2, of the Italian Code of Criminal Procedure, or after the associated time limits for initiation have lapsed, shall automatically forfeit office for cause, with no entitlement to damages, with simultaneous revocation of the powers delegated to him.
Similarly, the Chief Executive Officer shall also forfeit office if he is subject to some other form of precautionary measure that can no longer be challenged, where, in the opinion of the Board of Directors, such measure makes it impossible for him to perform his duties.

5.	For the purposes of this Article, a plea bargain judgement pursuant to Article 444 of the Italian Code of Criminal Procedure shall be equivalent to a conviction, except in the case of extinguishment of the offence.

6.	For the purposes of application of this Article, the Board of Directors shall ascertain whether the situations envisaged herein have occurred, with reference to circumstances governed in whole or in part to foreign law, on the basis of an evaluation of substantive equivalence.

*****

In presenting this proposal, the shareholders the Ministry of the Economy and Finance and Cassa Depositi e Prestiti S.p.A. ask the Board of Directors of the Company to draft the agenda of the Shareholders’ Meeting called to approve the financial statements for 2013 so that the extraordinary business concerning the introduction of the above clause in the By-laws is addressed before the ordinary business concerning the electionof the Board of Directors.

In this regard, it is appropriate to underscore the connection of this proposal with the presentation of slates for the election of the new Board of Directors, in order to allow the shareholders to assess the consequences with regard to eligibility and forfeiture that the approval of the clause would entail.

The shareholders the Ministry of the Economy and Finance and Cassa Depositi e Prestiti S.p.A. also entrust the Board of Directors with the task of identifying the most appropriate position for the aboveclause, so that the latter fits organically into the By-laws.

If the above clause should be approved by the Shareholders’ Meeting, the shareholder the Ministry of the Economy and Finance also asks the Board of Directors of the Company to adjust Group policies to reflect the principles contained therein in the manner considered most appropriate.

Finally, please note that the proposed amendment to the By-laws does not trigger the right of withdrawal on the part of Shareholders who do not approve the clause pursuant to Article 2437 of the Italian Civil Code.

Assessment of the Board of Directors of Eni S.p.A. pursuant to Article 125-ter, paragraph 3 of the T.U.F.

Dear Shareholders,
Pursuant to Article 2367 of the Italian Civil Code, at the request of the Shareholders the Ministry of the Economy and Finance and Cassa Depositi e Prestiti S.p.A. - owners, at the time the request was made, of respectively 157,552,137 ordinary Eni S.p.A. shares, equal to about 4.3353% of the share capital, and 936,179,478 ordinary Eni S.p.A. shares, equal to around 25.7604% of the share capital, which jointly represent 30.1% of the share capital of Eni S.p.A. - the Extraordinary Shareholders’ Meeting is called to discuss and resolve upon the introduction of additional integrity requirements for Directors and the related grounds for ineligibility and forfeiture in the By-laws.

The request is legitimate, since the proposing Shareholders possess the shareholding required by law (5%) to exercise the right provided for by Article 2367, paragraph 1, of the Italian Civil Code, and it is not a matter on which the Shareholders’ Meeting is called to resolve under the law on the basis of a proposal, a project or a report of the Directors.

The Board of Directors supports the opportunity to introduce rigorous integrity requirements for Directors in order to fully protect the Company's reputation, an essential asset, but, without addressing the issue of whether or not the clause is legal, it invites the Shareholders to assess whether the effects of the clause, which are triggered by a mere indictment, without even any finding of criminal liability, are actually in their interests. The Shareholders should therefore assess whether, in the absence of harm to the Company's reputation, they should be barred from electing or retaining those most capable of managing the Company or whether, in any case, managerial stability and the certainty that the market demands are placed at risk.

The Board of Directors of the Company has determined that the clause can be most naturally incorporated into the By-laws by adding a new Article (17-bis) and amending Article 17.3 appropriately.

Below, we reproduce the current and proposed versions of Article 17.3 of the Eni By-laws, as well as the new Article 17-bis.

By-laws of Eni S.p.A. CURRENT TEXT	By-laws of Eni S.p.A. PROPOSED TEXT
Art. 17.3[1]
17.3 The Board of Directors, except for the member appointed pursuant to Article 6.2, letter d) of these By-laws, shall be elected by the Shareholders’ Meeting on the basis of slates presented by shareholders and by	17.3 The Board of Directors, except for the member appointed pursuant to Article 6.2, letter d) of these By-laws, shall be elected by the Shareholders’ Meeting on the basis of slates presented by shareholders and by

(1)	It should be noted that on the date of the Shareholders’ Meeting the provision in the By-laws of "except for the member appointed pursuant to Article 6.2, letter d) of these By-laws" could cease to be in effect, along with other clauses in the By-laws concerning the special powers of the Italian State, if the regulations identifying strategic assets in the energy, transportation and communications sectors, approved on March 14, 2014 by the Italian Council of Ministers, come into force, in implementation of Decree Law No. 21 of March 15, 2012, ratified with amendments by Law No. 56 of May 11, 2012, which has modified the national laws on the special powers of the State.

the Board of Directors. The candidates shall be listed on the slates in numerical order.

The slates shall be filed with the Company’s registered office, including remotely in the manner indicated in the notice calling the meeting, by the twenty-fifth day before the date of the Shareholders’ Meeting at first or single call convened to appoint the members of the Board of Directors. They shall be made available to the public as provided for by law and Consob regulations at least twenty-one days before the date set for the Shareholders’ Meeting at first or single call. Each shareholder may, severally or jointly, submit and vote on a single slate only. Controlling persons, subsidiaries and companies under common control may not submit or participate in the submission of other slates, nor can they vote on them, either directly or through nominees or trustees. As used herein, subsidiaries are those companies referred to in Article 93 of Legislative Decree No. 58 of February 24, 1998.

Each candidate may stand on a single slate, on penalty of disqualification. Only those shareholders who, severally or jointly, represent at least 1% of share capital or any other threshold established by Consob regulations shall be entitled to submit a slate. Ownership of the minimum holding needed to submit slates shall be determined the Board of Directors. The candidates shall be listed on the slates in numerical order.

The slates shall be filed with the Company’s registered office, including remotely in the manner indicated in the notice calling the meeting, by the twenty-fifth day before the date of the Shareholders’ Meeting at first or single call convened to appoint the members of the Board of Directors. They shall be made available to the public as provided for by law and Consob regulations at least twenty-one days before the date set for the Shareholders’ Meeting at first or single call. Each shareholder may, severally or jointly, submit and vote on a single slate only. Controlling persons, subsidiaries and companies under common control may not submit or participate in the submission of other slates, nor can they vote on them, either directly or through nominees or trustees. As used herein, subsidiaries are those companies referred to in Article 93 of Legislative Decree No. 58 of February 24, 1998.

Each candidate may stand on a single slate, on penalty of disqualification. Only those shareholders who, severally or jointly, represent at least 1% of share capital or any other threshold established by Consob regulations shall be entitled to submit a slate. Ownership of the minimum holding needed to submit slates shall be determined with regard to the shares registered to the shareholder on the day on which the slates are filed with the Company.

Related certification may be submitted after the filing, provided that submission takes place by the deadline set for the publication of the slates by the Company.

At least one director, if there are no more than five directors, or at least three directors, if there are more than five, shall satisfy the independence requirements established for the members of the board of Statutory auditors of listed companies.

The candidates meeting such independence requirements shall be expressly identified in each slate.

All candidates shall also satisfy the integrity requirements established by applicable law.

Slates that contain three or more candidates shall include candidates of both genders, as specified in the notice calling the Meeting, in order to comply with the applicable gender-balance legislation. When the number of members of the less-represented gender must, by law, be at least three, the slates competing to appoint the majority of the members of the Board of Directors must include at least two candidates of the less-represented gender.

Together with the filing of each slate, on penalty of inadmissibility, the following with regard to the shares registered to the shareholder on the day on which the slates are filed with the Company.

Related certification may be submitted after the filing, provided that submission takes place by the deadline set for the publication of the slates by the Company.

At least one director, if there are no more than five directors, or at least three directors, if there are more than five, shall satisfy the independence requirements established for the members of the board of Statutory auditors of listed companies.

The candidates meeting such independence requirements shall be expressly identified in each slate.

All candidates shall also satisfy the integrity requirements established by applicable law and by Article 17-bis of these By-laws.

Slates that contain three or more candidates shall include candidates of both genders, as specified in the notice calling the Meeting, in order to comply with the applicable gender-balance legislation. When the number of members of the less-represented gender must, by law, be at least three, the slates competing to appoint the majority of the members of the Board of Directors must include at least two candidates of the less-represented gender.

Together with the filing of each slate, on penalty of inadmissibility, the following shall also be filed: the curriculum vitae of each candidate, statements of each candidate accepting his/her nomination and affirming, under his/her personal responsibility, the absence of any grounds making him/her ineligible or incompatible for such position and that he/she satisfies the aforementioned requirements of integrity and independence (where applicable).

The appointed directors shall notify the Company if they should no longer satisfy the independence and integrity requirements or if cause for ineligibility or incompatibility should arise.

The Board of Directors shall periodically evaluate the independence and integrity of its members and whether cause for ineligibility or incompatibility has arisen.

If the integrity or independence requirements established by applicable legislation should no longer be met by a director or if cause for ineligibility or incompatibility should have arisen, the Board of Directors shall declare the director disqualified and replace him/her or shall invite him/her to rectify the situation of incompatibility by a deadline set by the Board itself, on penalty of disqualification.

Directors shall be elected in the following manner:

shall also be filed: the curriculum vitae of each candidate, statements of each candidate accepting his/her nomination and affirming, under his/her personal responsibility, the absence of any grounds making him/her ineligible or incompatible for such position and that he/she satisfies the aforementioned requirements of integrity and independence (where applicable).

The appointed directors shall notify the Company if they should no longer satisfy the independence and integrity requirements or if cause for ineligibility or incompatibility should arise.

The Board of Directors shall periodically evaluate the independence and integrity of its members and whether cause for ineligibility or incompatibility has arisen.

Without prejudice to the provisions of Article 17-bis of these By-laws, ~~I~~if the integrity or independence requirements established by applicable legislation should no longer be met by a director or if cause for ineligibility or incompatibility should have arisen, the Board of Directors shall declare the director disqualified and replace him/her or shall invite him/her to rectify the situation of incompatibility by a deadline set by the Board itself, on penalty of disqualification.

Directors shall be elected in the following manner:

a) seven-tenths of the directors to be elected shall be drawn from the slate that receives the most votes of the shareholders in the order in which they appear on the slate, rounded off in the event of a decimal number to the next lowest whole number;

b) the remaining directors shall be drawn from the other slates. Said slates shall not be connected in any way, directly or indirectly, to the shareholders who have submitted or voted the slate that receives the largest number of votes. For this purpose, the votes received by each slate shall be divided by one or two or three depending upon the number of directors to be elected. The quotients, or points, thus obtained shall be assigned progressively to candidates of each slate in the order given in the slates themselves. The candidates of all the slates shall be ranked by the points assigned in single list in descending order. Those who receive the most points shall be elected. In the event that more than one candidate receives the same number of points, the candidate elected shall be the person from the slate that has not hitherto had a director elected or that has elected the least number of directors. In the event that none of the slates has yet had a director elected or that all of them have had the same number of directors elected, the candidate among all such slates who has received the highest number of votes shall be elected. In the event of equal slate

a) seven-tenths of the directors to be elected shall be drawn from the slate that receives the most votes of the shareholders in the order in which they appear on the slate, rounded off in the event of a decimal number to the next lowest whole number;

b) the remaining directors shall be drawn from the other slates. Said slates shall not be connected in any way, directly or indirectly, to the shareholders who have submitted or voted the slate that receives the largest number of votes. For this purpose, the votes received by each slate shall be divided by one or two or three depending upon the number of directors to be elected. The quotients, or points, thus obtained shall be assigned progressively to candidates of each slate in the order given in the slates themselves. The candidates of all the slates shall be ranked by the points assigned in single list in descending order. Those who receive the most points shall be elected. In the event that more than one candidate receives the same number of points, the candidate elected shall be the person from the slate that has not hitherto had a director elected or that has elected the least number of directors. In the event that none of the slates has yet had a director elected or that all of them have had the same number of directors elected, the candidate among all such slates who has received the highest number of votes shall be elected. In the event of equal slate votes and equal points, the entire Shareholders’ Meeting shall vote again and the candidate elected shall be the person who receives a simple majority of the votes;

c) if the minimum number of independent directors required under these By-laws has not been elected following the above procedure, the points to be assigned to the candidates draw from the slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidates who do not meet the requirements of independence with the fewest points from among the candidates drawn from all of the slates shall be replaced, starting from the last, by the independent candidates, from the same slate as the replaced candidate (following the order in which they are listed), otherwise by persons meeting the independence requirements appointed in accordance with the procedure set out in letter d). In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the lowest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off votes and equal points, the entire Shareholders’ Meeting shall vote again and the candidate elected shall be the person who receives a simple majority of the votes;

c) if the minimum number of independent directors required under these By-laws has not been elected following the above procedure, the points to be assigned to the candidates draw from the slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidates who do not meet the requirements of independence with the fewest points from among the candidates drawn from all of the slates shall be replaced, starting from the last, by the independent candidates, from the same slate as the replaced candidate (following the order in which they are listed), otherwise by persons meeting the independence requirements appointed in accordance with the procedure set out in letter d). In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the lowest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;

c-bis) if the application of the procedure set out in letters a) and b) does not permit compliance with the gender-balance rules, the points to attribute to each candidate drawn from the slate shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced, without prejudice to the compliance with the required minimum number of independent directors, by the member of the less-represented gender who may be listed (with the next highest ordinal number) on the same slate as the candidate to be replaced, otherwise by a person to be appointed following the procedure set out in letter d). In cases where candidates from different lists have received the same minimum number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;

d) to appoint directors who for any reason were not appointed pursuant to the above procedures, the Shareholders’ Meeting election, shall be replaced;

c-bis) if the application of the procedure set out in letters a) and b) does not permit compliance with the gender-balance rules, the points to attribute to each candidate drawn from the slate shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced, without prejudice to the compliance with the required minimum number of independent directors, by the member of the less-represented gender who may be listed (with the next highest ordinal number) on the same slate as the candidate to be replaced, otherwise by a person to be appointed following the procedure set out in letter d). In cases where candidates from different lists have received the same minimum number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;

d) to appoint directors who for any reason were not appointed pursuant to the above procedures, the Shareholders’ Meeting shall resolve, with the majorities required by law, to ensure that the composition of the Board of Directors complies with applicable law and the By-laws.

The slate voting procedure shall apply only to the election of the entire Board of Directors.

shall resolve, with the majorities required by law, to ensure that the composition of the Board of Directors complies with applicable law and the By-laws.

The slate voting procedure shall apply only to the election of the entire Board of Directors.

Art. 17-bis
NOT PRESENT	17-bis.1 The issue of a judgement, even if not final and without prejudice to the effects of rehabilitation, convicting a director of any of the offenses envisaged in the following laws and regulations shall constitute grounds for ineligibility to hold, or forfeiture for just cause, of the position of Director, without entitlement to damages:

a. laws governing banking, finance, securities investment and insurance activities and regulations governing markets and securities and payment instruments;

b. the provisions of Title XI of Book V of the Italian Civil Code and of Royal Decree No. 267 of March 16, 1942;

c. laws establishing offences against the public administration, against the public trust, against public resources, against public order, against the public economy or tax law;

d. the provisions of Article 51, paragraph 3-bis, of the Italian Code of Criminal Procedure, as well as Article 73 of Presidential Decree No. 309 of October 9, 1990.

17-bis.2 Further cause for ineligibility shall be the issue of a decree ordering a proceeding or a decree ordering an accelerated proceeding for any of the offences referred to in paragraph 1, letters a), b), c) or d), or a final judgement convicting the Director of wilfully causing a loss to the State.

17-bis.3 Directors who during their term should receive notification of a decree ordering a proceeding or a decree ordering an accelerated proceeding for any of the offences referred to in paragraph 1, letters a), b), c) or d), or of a final judgement convicting them of wilfully causing a loss to the State shall immediately inform the Board of Directors, with a requirement for confidentiality. The Board of Directors shall, at the first possible meeting and in any case within ten days of learning of the measures referred to in the previous sentence, ascertain the existence of any of the circumstances indicated in the measures.

In the event the above circumstances are substantiated, the Director shall forfeit office for just cause, with no entitlement to damages, unless the Board of Directors, within the ten-day period indicated above, calls the Shareholders’ Meeting, to be held within the following sixty days, in order to submit a proposal to the Shareholders’ Meeting that such Director should continue to remain in office, justifying this proposal on the grounds that it is in the pre-eminent interest of the Company to retain the director. If the investigation by the Board of Directors is conducted following the close of the financial year, the proposal shall be submitted to the Shareholders’ Meeting called to approve the financial statements for that year, without prejudice to compliance with the time limits provided for under applicable law.
If the Shareholders’ Meeting does not approve the proposal made by the Board of Directors, the Director shall forfeit office immediately for just cause, with no entitlement to damages.

17-bis.4 Without prejudice to the provisions of the preceding paragraphs, the Chief Executive Officer who is subject to:

c. imprisonment or
d. an order for detention or

house arrest, following the procedure provided for by Article 309 or Article 311, paragraph 2, of the Italian Code of Criminal Procedure, or after the associated time limits for initiation have lapsed,

shall automatically forfeit office for just cause, with no entitlement to damages, with simultaneous revocation of the powers delegated to him.
Similarly, the Chief Executive Officer shall also forfeit office if he is subject to some other form of precautionary measure that can no longer be challenged, where, in the opinion of the Board of Directors, such measure makes it impossible for him to perform his duties.

17-bis.5 For the purposes of this Article, a plea bargain judgement pursuant to Article 444 of the Italian Code of Criminal Procedure shall be equivalent to a conviction, except in the case of extinguishment of the offence.

17-bis.6 For the purposes of application of this Article, the Board of Directors shall ascertain whether the situations envisaged herein have occurred, with reference to circumstances governed in whole or in part to foreign law, on the basis of an evaluation of substantive equivalence.

The Board has determined that the proposed amendment to the By-laws does not trigger the right of withdrawal on the part of the Shareholders pursuant to Article 2437 of the Italian Civil Code.

Dear Shareholders,
Therefore, you are invited to resolve upon the proposal made by the Shareholders the Ministry of the Economy and Finance and Cassa Depositi e Prestiti S.p.A. to introduce additional integrity requirements for Directors and the related grounds for ineligibility and forfeiture in the By-laws by amending Article 17.3 and adding a new Article 17-bis to the By-laws.
In the event of approval, we invite you to grant to the Chief Executive Officer the fullest powers so that said officer may, including by delegating powers to others and in accordance with the time limits and procedures provided for by law, execute this resolution, filing the By-laws with the Company Register, and, where appropriate or necessary, making any formal additions, amendments or removals required for the purpose of recording the By-laws with the Company Register.

ITEM 5
AMENDMENTS TO THE BY-LAWS: ARTICLE 16

Dear Shareholders,
The current wording of Article 16 of the By-laws of Eni S.p.A. establishes that, as a general rule, Ordinary and Extraordinary Shareholders' Meetings shall be held on more than one call, leaving the use of a single call to the discretion of the Board of Directors.
This formulation was introduced in 2011 in order to implement the provisions of Legislative Decree No. 27 of January 27, 2010, transposing Directive 2007/36/EC (the "Shareholders’ Rights Directive"), which amended the first paragraph of Article 2369 of the Italian Civil Code, establishing the right of recourse to a single call instead of multiple calls. Subsequently, Legislative Decree No. 91 of June 18, 2012, (the "Corrective Decree") further amended the first paragraph of Article 2369 of the Italian Civil Code, establishing the single call as a general rule, unless the By-laws state otherwise.
In order to align the text of the By-laws with the new legislative provision, as well as to simplify and provide greater certainty about the date of the Shareholders' Meeting, we propose that Article 16.2 of the By-laws be amended to provide that Ordinary and Extraordinary Shareholders’ Meetings shall normally be held on single call, without prejudice to the possibility of the Board of Directors using more than one call when it deems it appropriate to do so.

Below we reproduce the current and proposed versions of Article 16 of the Eni By-laws.

By-laws of Eni S.p.A. CURRENT TEXT	By-laws of Eni S.p.A. PROPOSED TEXT
ART. 16

16.1 The ordinary Shareholders’ Meeting decides on all matters for which it is legally responsible and authorizes the transfer of the business.

16.2 The ordinary and extraordinary Shareholders’ Meetings are normally held after more than one call, as provided for in these By-laws; their resolutions in first, second or third call must be passed with the majorities required by law in each case. The Board of Directors may, if deemed necessary, establish that both the ordinary and the extraordinary Shareholders’ Meetings shall be held after a single call. In case of a single call, the majorities required by law in this case shall apply.

16.3 The resolutions of the Shareholders’ Meeting, approved in accordance with the law and these By-laws, shall be binding on all shareholders, including those dissenting or not present.

16.4 The minutes of ordinary meetings shall be signed by the Chairman and the

ART. 16

16.1 The ordinary Shareholders’ Meeting decides on all matters for which it is legally responsible and authorizes the transfer of the business.

16.2 The ordinary and extraordinary Shareholders’ Meetings, are normally held ~~after more than one~~ on single call~~, as provided for in these By-laws~~; in such case the majorities required by law shall apply. ~~their resolutions in first, second or third call must be passed with the majorities required by law in each case~~.
The Board of Directors may, if deemed necessary, establish that both the ordinary and the extraordinary Shareholders’ Meetings shall be held after ~~a single~~ more than one call; their resolutions in first, second or third call must be passed with the majorities required by law in each case. ~~In case of a single call, the majorities required by law in this case shall apply.~~

16.3 The resolutions of the Shareholders’ Meeting, approved in accordance with the law and these By-laws, shall be binding on all shareholders, including those dissenting or not present.

16.4 The minutes of ordinary meetings shall be signed by the Chairman and the

Secretary. 16.5 The minutes of extraordinary meetings shall be drawn up by a notary public.	Secretary. 16.5 The minutes of extraordinary meetings shall be drawn up by a notary public.

The Board has determined that the proposed amendment to the By-laws does not trigger the right of withdrawal on the part of the Shareholders pursuant to Article 2437 of the Italian Civil Code.

Dear Shareholders,
You are therefore invited to approve the following resolution:
"The Extraordinary Shareholders’ Meeting

resolves

-	to approve the amendments to Article 16.2 of the By-laws of Eni S.p.A., as set out in the proposed text in the Report of the Board of Directors;
-	to grant to the Chief Executive Officer the fullest powers so that said officer may, including by delegating powers to others and in accordance with the time limits and procedures provided for by law, execute this resolution, filing the By-laws with the Company Register, and, where appropriate or necessary, making any formal additions, amendments or removals required for the purpose of recording the By-laws with the Company Register."

ITEM 6
DETERMINATION OF THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS

Dear Shareholders,
The Shareholders’ Meeting has been called to appoint the Members of the Board of Directors, as the term of office of the present Directors, appointed by the Shareholders’ Meeting held on May 5, 2011, draws to an end. Pursuant to Article 17.1 of the By-laws, the Board of Directors shall consist of no fewer than three and no more than nine members and the Shareholder’s Meeting determines the number within these limits.
The Shareholder’ Meeting on May 5, 2011 set the number of Directors at nine.
Article 17.1 of the By-laws also states that, in addition to the Directors appointed as specified above, the Minister of the Economy and Finance, in agreement with the Minister for Economic Development, may appoint an additional non-voting director, pursuant to Decree Law No. 332 of May 31, 1994 ("Decree Law No. 332/94"), ratified with amendments by Law No. 474 of July, 30, 1994. Until now the Minister of the Economy and Finance has not exercised such right. It should be noted on the date of the Shareholders’ Meeting, this provision in the By-laws could cease to be in effect, along with other clauses in the By-laws concerning the special powers of the State, if the regulations identifying strategic assets in the energy, transportation and communications sectors, approved on March 14, 2014 by the Italian Council of Ministers, come into force, in implementation of Decree Law No. 21 of March 15, 2012, ratified with amendments by Law No. 56 of May 11, 2012, which has modified the national laws on the special powers of the State.
In accordance with the recommendations of Article 1.C.1., letter h) of the Italian Corporate Governance Code of listed companies, to which Eni S.p.A. adheres, the Board of Directors, in view of the results of its self-assessment, expressed its position on the qualitative and quantitative composition of the new Board ("BoD advice") to the Shareholders. This BoD advice was published promptly in the appropriate section of the Company’s website (www.eni.com), on the Borsa Italiana website (www.borsaitaliana.it) and is attached to this Report.
Also considering the factors indicated in its BoD advice, the Board of Directors proposes to maintain the number of Directors to be appointed by the Shareholders’ Meeting at nine to ensure that the Board of Directors has a composition that is suitable to the size of the Company and the complexity of its activities.

Dear Shareholders:
You are invited to approve the following resolution:

"The Ordinary Shareholders’ Meeting

resolves

to set the number of Directors to be appointed by the Shareholders’ Meeting at nine."

ITEM 7
DETERMINATION OF THE DIRECTORS’ TERM OF OFFICE

Dear Shareholders,
Pursuant to Article 17.2 of the By-laws, the Directors are appointed for a period of up to three financial years. In order to ensure continuity in the management of the Company, the Board proposes to set the Directors’ term of office at three financial years, this term expiring on the date that the Shareholders’ Meeting is convened to approve the financial statements for the year ended December 31, 2016.

Dear Shareholders,
You are invited to approve the following resolution:
"The Shareholders’ Meeting

resolves

to set the term of the office of the Directors to be appointed to three financial years, this term expiring on the date of the Shareholders’ Meeting called to approve Eni’s financial statements for the year ended December 31, 2016."

ITEM 8
APPOINTMENT OF THE DIRECTORS

Dear Shareholders,

Pursuant to Article 17.3 of the By-laws, the Board of Directors, with the exception of any Director appointed in accordance with Decree Law No. 332/94[2], is appointed by the Shareholders’ Meeting on the basis of the slates presented by the Shareholders (and, if necessary, by the Board of Directors), on which the candidates shall be listed in numerical order.
The slates presented by Shareholders must be filed in the manner indicated in the notice calling the Meeting at least twenty-five days prior to the date of the Shareholders’ Meeting at single call, i.e. by April 13, 2014, automatically extended to April 14, 2014 (the first subsequent business day).
Each Shareholder may, severally or jointly, submit and vote on a single slate only. Controlling persons, subsidiaries and companies under common control may not submit or participate in the submission of other slates, nor can they vote on them, either directly or through nominees or trustees. As used herein, subsidiaries are those companies referred to in Article 93 of the T.U.F. Each candidate may stand on a single slate, on penalty of disqualification. Only those Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate, as established by Consob Resolution No. 18775 of January 29, 2014. Ownership of the minimum holding needed to submit slates is determined with regard to the shares registered to the Shareholder on the date on which the slates are filed with the Company. Related certification may be submitted after the filing, provided that submission takes place by the deadline set for the publication of the slates by the Company.
Article 17.3 of the By-laws contains specific provisions on the composition of the slates aimed at ensuring compliance with the rules on gender balance on company Boards, pursuant to Law No. 120 of July 12, 2011. Since this is the first time that this rule has been applied, under the law at least one-fifth of the Director positions to be appointed, rounded up, i.e. two, must be filled by the less-represented gender.
Therefore pursuant to Article 17.3 of the By-laws, slates submitted by Shareholders for the Board of Directors that contain three or more candidates must include at least one member of the less-represented gender among the candidates indicated.
Together with the filing of each slate, on penalty of inadmissibility, the following documents shall also be filed:
-	statements of each candidate accepting his/her nomination;
-	the curriculum vitae of each candidate containing adequate personal and professional information;
-	statement of each candidate affirming that he/she meets the requirement of independence set forth by Article 148, paragraph 3, of the T.U.F., as well as of the absence of any grounds making him/her ineligible or incompatible for such position and that he/she satisfies the integrity requirements;
-	the identity of the Shareholders who have presented such slates and the overall percentage of ownership of Eni share capital held.
According to Consob Communication No. DEM/9017893 of February 26, 2009, Shareholders other than those who severally or jointly hold a controlling or majority shareholding, should file, along with their slates:
-	a statement certifying the absence of direct or indirect relationships with Shareholders who individually or jointly hold a controlling or relative majority interest, pursuant to Article 147-ter, paragraph three, of the T.U.F. and Article 144-quinquies of the Issuers’ Regulation;
or

(2)	See the comments on item 6 on the agenda of the Meeting.

-	a statement specifying any relationships, if significant, and the reasons why these relationships are not considered determinant to the existence of the aforementioned relationships.
The slates, together with the abovementioned information, will be made available at the Company’s registered office, on the Company’s website and through Borsa Italiana at least twenty-one days prior to the date set for the Shareholders’ Meeting in single call, i.e. by April 17, 2014.
At least one Director, if there are no more than five directors, or at least three Directors, if there are more than five, shall satisfy the independence requirements established for the members of the board of statutory auditors of listed companies in Article 148, paragraph 3, of the T.U.F., referenced by Article 147-ter of the T.U.F..
Shareholders are invited to also take into account the independence requirements and the number of independent directors recommended by Article 3 of the Corporate Governance Code.
The independent candidates shall be expressly indicated in each slate.
All candidates shall also meet the integrity requirement applicable to the statutory auditors of listed companies under Article 148, paragraph 4, of the T.U.F., which also applies to directors pursuant to Article 147-quinquies, paragraph 1, of the T.U.F..
Furthermore, it should be noted that, as to item No. 4 on the agenda ("Amendments to the By-laws: Article 17 and new Article 17-bis"), the Shareholders the Ministry for the Economy and Finance and Cassa Depositi e Prestiti S.p.A. submitted a proposal to amend the By-laws that, if approved, will introduce additional integrity requirements for Directors and the related grounds for ineligibility and forfeiture. Therefore Shareholders are advised to take due account of the possibility that this change shall be approved and that, as a result, the requirements for the appointment of Directors may be modified.
Finally, the Italian Corporate Governance Code advises Shareholders, in submitting their slates and subsequently appointing directors, to consider, in light of the BoD advice expressed by the Board on the issue, the professional qualifications, experience, including managerial experience, and types of candidates, in respect of the size of the issuer, the complexity of its activities and the specific characteristics of the business sector in which it operates, as well as the size of the Board of Directors. In this regard, the BoD advice expressed by the current Board of Directors has been published and is attached to this Report.
Directors shall be elected in the following manner in accordance with Article 17.3 of the By-laws:
a) seven-tenths of the Directors to be elected shall be drawn from the slate that receives the most votes of the Shareholders in the order in which they appear on the slate, rounded off in the event of a decimal number to the next lowest whole number;
b) the remaining Directors shall be drawn from the other slates. Said slates shall not be connected in any way, directly or indirectly, to the Shareholders who have submitted or voted the slate that receives the largest number of votes. For this purpose, the votes received by each slate shall be divided by one or two or three depending upon the number of directors to be elected. The quotients, or points, thus obtained shall be assigned progressively to candidates of each slate in the order given in the slates themselves. The candidates of all the slates shall be ranked by the points assigned in single list in descending order. Those who receive the most points shall be elected. In the event that more than one candidate receives the same number of points, the candidate elected shall be the person from the slate that has not hitherto had a Director elected or that has elected the least number of directors. In the event that none of the slates has yet had a Director elected or that all of them have had the same number of directors elected, the candidate among all such slates who has received the highest number of votes shall be elected. In the event of equal slate votes and equal points, the entire Shareholders’ Meeting shall vote again and the candidate elected shall be the person who receives a simple majority of the votes;
c) if the minimum number of independent Directors required under these By-laws has not been elected following the above procedure, the points to be assigned to the candidates draw from the slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidates who do not meet the requirements of independence with the fewest points from among the candidates drawn from all of the slates shall be replaced, starting from the last, by the independent candidates, from the same slate as the replaced candidate (following the order in which they are listed), otherwise by persons meeting the independence requirements appointed in accordance with the procedure set out in letter d). In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the lowest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;
c-bis) if the application of the procedure set out in letters a) and b) does not permit compliance with the gender-balance rules, the points to attribute to each candidate drawn from the slate shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced, without prejudice to the compliance with the required minimum number of independent directors, by the member of the less-represented gender who may be listed (with the next highest ordinal number) on the same slate as the candidate to be replaced, otherwise by a person to be appointed following the procedure set out in letter d). In cases where candidates from different lists have received the same minimum number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;
d) to appoint Directors who for any reason were not appointed pursuant to the above procedures, the Shareholders’ Meeting shall resolve, with the majorities required by law, to ensure that the composition of the Board of Directors complies with applicable law and the By-laws.
With regard to the foregoing proposal of the Board of Directors, in accordance with Article 17.3 of the By-laws, the Shareholders’ Meeting is charged with appointing the Directors on the basis of the slates presented by those eligible to do so.
The outgoing Board of Directors elects to not exercise its right to submit its own slate of candidates.

Dear Shareholders,
You are invited to vote for one of the slates that will be submitted by the Shareholders on this item on the agenda.

ITEM 9
APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,
Pursuant to Article 18.1 of the By-laws, the Chairman of the Board of Directors is appointed by the Shareholders’ Meeting from among those Directors with voting rights, or if the Shareholders’ Meeting has not done so, the Chairman is appointed by the Board of Directors.
The Board proposes that the Shareholders’ Meeting appoint one of the Directors nominated by the Shareholders pursuant to item 8 on the agenda as Chairman of the Board of Directors, upon the proposal of the Shareholders.
In this regard, the BoD advice referred to under item 6 on the agenda also includes information on the position of the Chairman of the Board of Directors.

Dear Shareholders,
You are invited to nominate and elect one of the Directors previously nominated pursuant to item 8 on the agenda as Chairman of the Board of Directors.

ITEM 10
DETERMINATION OF THE REMUNERATION OF THE
CHAIRMAN OF THE BOARD OF DIRECTORS AND OF THE DIRECTORS

Dear Shareholders,
Pursuant to Article 26.1 of the By-laws, the Shareholders’ Meeting determines the remuneration of the Chairman and the members of the Board of Directors.
The same article provides that, if the Shareholders’ Meeting does not set the remuneration, the most recently approved remuneration shall remain valid until decided otherwise by the Shareholders’ Meeting.
The Shareholder’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni S.p.A.’s Directors and Statutory Auditors the D&O insurance policy for Eni S.p.A. managers, with a maximum coverage of 200 million US dollars and a yearly premium of 2 million US dollars respectively.
The policy also remains in effect for the new Boards to be appointed. The related aggregate maximum amount of coverage for management, the Directors and the Statuary Auditors of the Company amounts to 200 million US dollars with a premium of around 1.8 million US dollars.

The outgoing Board of Directors has not presented a proposal on this item on the agenda.

Dear Shareholders,
You are invited to submit your proposals on this item on the agenda and approve one of them.

ITEM 11
RESOLUTIONS PURSUANT TO ARTICLE 23-BIS, PARAGRAPH 5-QUINQUIES, OF DECREE LAW NO. 201 OF DECEMBER 6, 2011, RATIFIED WITH LAW NO. 214 OF DECEMBER 22, 2011, AS MOST RECENTLY AMENDED BY ARTICLE 84-TER OF DECREE LAW NO. 60 OF JUNE 21, 2013, RATIFIED WITH AMENDMENTS WITH LAW NO. 98 OF AUGUST 9, 2013

Dear Shareholders,
Article 23-bis of Decree Law No. 201 of December 6, 2011, ratified with amendments by Law No. 214 of December 22, 2011, and as amended by Article 84-ter of Decree Law No. 69 of June 21, 2013, ratified with amendments by Law No. 98 of August 9, 2013 provides as follows:

"Art. 84-ter - (Remuneration of directors of companies controlled by government departments)
1. The following paragraphs shall be added to the end of Article 23-bis of Decree Law No. 201 of December 6, 2011, ratified, with amendments, by Law No. 214 of December 22, 2011:

«5-quater. In companies directly or indirectly controlled by government departments pursuant to Article 1, paragraph 2 of Legislative Decree No. 165 of March 30, 2001, that exclusively issue financial instruments, other than stock, listed on regulated markets, as well as subsidiaries of these companies, the remuneration pursuant to Article 2389, paragraph 3 of the Italian Civil Code for the chief executive officer and the chairman of the board of directors shall not be set at and paid in an amount that exceeds 75 percent of the total compensation paid, in any form, including for employment with the same company, during the term preceding the election of the new board.

5-quinquies. In companies directly or indirectly controlled by government departments pursuant to Article 1, paragraph 2 of Legislative Decree No. 165 of March 30, 2001, that issue shares listed on regulated markets, during the election of the boards of directors a proposal shall be submitted to the Shareholders’ Meeting for approval concerning the remuneration of directors with delegated powers of such companies and their subsidiaries, in accordance with the criteria laid down by paragraph 5-quater. On this occasion, the publicly-controlled Shareholder is required to approve the proposal referred to in the first sentence.

5-sexies. The provisions of paragraphs 5-quater and 5-quinquies apply only to the first election of the boards of directors following the date of entry into force of this provision or, if election has already occurred, to any compensation still to be determined or to be determined definitively. The provisions of paragraphs 5-quater and 5-quinquies shall not apply if, in the twelve months prior to the entry into force of this provision, reductions were made in the remuneration of the chief executive officer or the chairman of the board of directors at least equal to those envisaged in those paragraphs»."

In accordance with the law, the Board of Directors has placed the item on the agenda for the Shareholders’ Meeting, leaving it to the Shareholders to propose any resolutions.

Dear Shareholders,

in consideration of the foregoing, you are invited to submit your proposals, in accordance with the cited provisions.

ITEM 12
APPOINTMENT OF THE STATUTORY AUDITORS

Dear Shareholders,
The Shareholders’ Meeting has been called to appoint the members of the Board of Statutory Auditors, as the term of office of the current Board, appointed by the Shareholders’ Meeting on May 5, 2011, is coming to an end.
Pursuant to Article 28.1 of the By-laws, the Board of Statutory Auditors is comprised of five standing members and two alternate members.
Pursuant to Article 28.2 of the By-laws, the Shareholders’ Meeting is called to appoint the Board of Statutory Auditors on the basis of the slates presented by the Shareholders, in which the candidates are listed in numerical order in a number no greater than the number of members of the body to be appointed.
Based upon the proposal of the Board of Directors on item 13 of the agenda, the candidate listed first on the minority slate that receives the most votes shall be appointed Chairman of the Board of Statutory Auditors.
The candidates for Statutory Auditor shall meet the independence requirement under Article 148, paragraph 3, of the T.U.F., as well as the integrity and experience requirements set forth in the Decree of the Minister of Justice No. 162 of March 30, 2000, taking into account the fields and sectors closely connected with the business of the Company, as set out in Article 28.1 of the By-laws. The fields closely connected with the business of the Company are: commercial law, business economics and corporate finance. The sectors closely connected with the business of the Company are engineering and geology.
The Statutory Auditors shall also comply with the limits on appointment to positions with other companies as set by Consob in Article 144-terdecies of the Issuers’ Regulation.
Shareholders are advised to also take due account of the independence requirements set forth in Article 8 of the Corporate Governance Code.
The submission, filing and publication procedures for the appointment of Directors on the basis of slates (described above), shall also apply to the Statutory Auditors, as well as the applicable Consob regulations.
Only those Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate, as established by Consob Resolution No. 18775 of January 29, 2014.
The slates presented by Shareholders must be filed at the Company’s registered office at least twenty-five days prior to the date of the Shareholders’ Meeting at single call, i.e. by April 13, 2014, automatically extended to April 14, 2014 (the first subsequent business day).
Pursuant to Article 144-sexies, paragraph 5, of the Issuers’ Regulation, in the event that at the deadline for the filing of slates only one slate has been submitted, or only slates presented by Shareholders that have a connection between them (identified in accordance with the provisions of Article 144-quinquies of the Issuers’ Regulation) have been submitted, slates may be submitted until the third day following the termination of the period indicated above (i.e. until April 17, 2014 by 6:00 p.m.). In this case, the slates may be submitted by Shareholders who, severally or jointly, own at least 0.25% of the share capital.
Article 28.2 of the By-laws contains specific provisions on the composition of the slates aimed at ensuring compliance with the rules on gender balance on company boards, pursuant to Law No. 120 of July 12, 2011. Since this is the first time that this rule has been applied, under the law at least one-fifth of the Statutory Auditor positions to be appointed, i.e. one, must be filled by the less-represented gender.
Pursuant to Article 28.2 of the By-laws, slates submitted by Shareholders for the appointment of the majority of the Board of Statutory Auditors must contain candidates of different genders in the section for standing auditors. If two candidates are indicated in the section for alternate auditors, they must be of different genders.
Together with each slate, the following documents shall also be filed:
-	the identity of the Shareholders who have presented such slates and the overall percentage ownership of Eni share capital held;
-	statements of each candidate accepting his/her nomination;
-	the curriculum vitae of each candidate containing personal and professional information, as well as a statement of each candidate affirming that he/she meets the requirements established by the law and the By-laws and that he/she is in compliance with the limits on the number of other positions held established by the Issuers’ Regulation;
-	a declaration from Shareholders other than those who, jointly or otherwise, possess a controlling or relative majority shareholding, certifying the absence of any relationships of affiliation with the latter pursuant to Article 144-quinquies of the Issuers’ Regulation.
In accordance with Consob Communication No. DEM/9017893 of February 26, 2009, Shareholders other than those who severally or jointly hold a controlling or majority shareholding should file the following information:
- any existing relationships, if significant, with Shareholders who severally or jointly hold a controlling or majority shareholding. Specifically, it is recommended that at least those relationships indicated under point 2 of the Consob Communication be listed. Alternatively, the lack of significant relationships should be indicated;
- the reasons why these relationships do not give rise to the relationships of association referred to in Article 148, paragraph 2, of the T.U.F. and Article 144-quinquies of the Issuers’ Regulation.
In order for the Shareholders' Meeting to be aware of the administration and control positions in other companies held by the Statutory Auditors at the time of appointment and prior to acceptance of the position, pursuant to Article 2400, final paragraph, of the Italian Civil Code, candidates are requested to provide appropriate information on this in the curriculum vitae submitted and are advised to update this information through the date of the Shareholders' Meeting.
The slates, together with the abovementioned information, will be made available at the Company’s registered office, on the Company’s website and at Borsa Italiana at least twenty-one days prior to the date set for the Shareholders’ Meeting on single call, i.e. by April 17, 2014.
Slates shall be divided into two sections: the first containing candidates for appointment as standing Statutory Auditors and the second containing candidates for appointment as alternate Statutory Auditors. At least the first candidate in each section must be entered in the register of auditors and have carried out statutory audit activities for no less than three years.
Three standing Statutory Auditors and one alternate Statutory Auditor shall be drawn from the slate that receives the majority of votes. The other two standing Statutory Auditors and the other alternate Statutory Auditor shall be appointed using the procedures set out in Article 17.3, letter b) of the By-laws or using the procedures set out in Article 17.3, letter d) of the By-laws. Said procedures shall be applied separately to each section of the other slates.
Where the application of the procedure referred to above does not permit compliance with the gender-balance rules for standing Statutory Auditors, the points to attribute to each candidate drawn from the standing Statutory Auditor sections of the various slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced by the member of the less-represented gender who may be listed (with the next highest ordinal number) in the standing Statutory Auditor section on the same slate as the candidate to be replaced or, subordinately, in the alternate Statutory Auditor section of the same slate as the candidate to be replaced (in such case, the latter shall take the position of the alternate candidate that replaces him/her). If this does not permit compliance with the gender-balance rules, he/she shall be replaced by a person chosen by the Shareholders’ Meeting with the majority required by law, so as to ensure that the membership of the Board of Statutory Auditors complies with the law and the By-laws. In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of Statutory Auditors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced.
The Statutory Auditors are appointed for a three-year term, ending, in any event, on the date of the Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2016.

Dear Shareholders,
You are invited to vote one of the slates that will be submitted by the Shareholders and published as provided for in the By-laws.

ITEM 13
APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF STATUTORY AUDITORS

Dear Shareholders,
Pursuant to Article 28.2 of the By-laws, the Shareholders’ Meeting appoints the Chairman of the Board of Statutory Auditors from among the standing Auditors elected from the minority slates in accordance with Article 17.3, letter b), of the By-laws, or following the procedure provided for by Article 17.3, letter d), of the By-laws.

Dear Shareholders,
You are invited to appoint as Chairman of the Board of Statutory Auditors the standing Auditor listed first on the minority slate that receives the most votes.

If no minority slates are submitted or if the Statutory Auditors are appointed pursuant to Article 17.3 letter d) of the By-laws for any reason, the candidate proposed by the Shareholders who has been elected following these same procedures shall be appointed Chairman of the Board of Statutory Auditors.

ITEM 14
DETERMINATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF
STATUTORY AUDITORS AND OF THE STANDING STATUTORY AUDITORS

Dear Shareholders,
Pursuant to Article 2402 of the Italian Civil Code, the Shareholders’ Meeting determines the annual remuneration of the Chairman of the Board of Statutory Auditors and of the other Standing Auditors.
The Shareholder’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni S.p.A.’s Directors and Statutory Auditors the D&O insurance policy for Eni S.p.A. managers, with a maximum coverage of 200 million US dollars and a yearly premium of 2 million US dollars.
The policy remains effective also for the new Boards to be appointed. The related aggregate maximum amount of coverage for management, the Directors and the Statuary Auditors of the Company amounts to 200 million US dollars with a premium of around 1.8 million US dollars.
The outgoing Board of Directors has not presented a proposal on this item on the agenda.

Dear Shareholders,
You are invited to submit your proposals on this item on the agenda and approve one of them.

ITEM 15
ALLOWANCE FOR THE MAGISTRATE OF THE COURT OF AUDITORS
RESPONSIBLE FOR MONITORING THE FINANCIAL MANAGEMENT OF ENI

Dear Shareholders,
Pursuant to Law No. 259 of March 21, 1958, as confirmed by Decision No. 466/1993 of the Italian Constitutional Court, the Court of Auditors monitors the financial management of Eni as an entity to which the Italian State normally contributes.

In order for the Court of Auditors to exercise such control, a Magistrate of the Court of Auditors attends the meetings of the Board of Directors, the Control and Risk Committee and the Board of Statutory Auditors of Eni, without entitlement to vote.

At present, the Magistrate receives an allowance of euro 1,000 for attending meetings of the Board of Directors, the Board of Statutory Auditors and of the Board Committees, in addition to reimbursement of expenses incurred in connection with his duties.

The outgoing Board of Directors has not presented a proposal on this item on the agenda.

Dear Shareholders:
You are invited to submit your proposals on this item on the agenda.

ITEM 16
LONG-TERM MONETARY INCENTIVE PLAN (2014-2016)

Dear Shareholders,
The Board of Directors of Eni S.p.A. has resolved to submit the adoption of a new Long-Term Monetary Incentive Plan (2014-2016) (the "Plan"), prepared on the proposal of the Compensation Committee, comprised entirely of independent, non-executive directors, to the Shareholders’ Meeting for approval.

This Plan will replace the last assignment under the previous Long-Term Monetary Incentive Plan 2012-2014 approved by the Board of Directors.

The Plan was introduced as a tool of incentive and loyalty of the management most critical for the company and aims to support the achievement of the following objectives:

-	further promote the alignment of the interests of management with those of the Shareholders over the medium/long term by using a "Total Shareholder Return" target (weighted 60%) measured with regard to the performance of Eni stock during the relevant period as compared with that of its peers, comprised mainly of international oil companies;
-	more sustainable creation of value over the medium/long term by introducing a "Net Present Value" target of proved reserves (weighted 40%), again as compared with identified peers.

The Plan provides for three annual assignments for the 2014-2016 period, subject to a three-year vesting period in line with the previous monetary incentive plan and with international best practices in the industry.

The Plan beneficiaries (the "Beneficiaries") are the Company’s Chief Executive Officer, who will be appointed by the Shareholders’ Meeting at the next election of the Board; the Chief Operating Officers of the Divisions; the managers with strategic responsibilities of Eni S.p.A., as well as other "Managerial Resources Critical for the Business", who will by specifically identified upon implementation of the Plan, with regard to the managers of Eni S.p.A. and its subsidiaries – with the exception of those listed on regulated markets and companies controlled by these – who hold positions most directly responsible for the Company’s results or who are of strategic interest and who, at the date of each assignment, are employees of and/or working for Eni S.p.A. and its subsidiaries (around 330 managers in total).

The description of the Plan targets and characteristics are set out in more detail in the Informative Document prepared by the Board of Directors pursuant to Article 114-bis of the T.U.F. and Article 84-bis of the Issuers’ Regulation, made available along with this report and to which reference is made.

Dear Shareholders,

You are invited to approve the following resolution:

"The Ordinary Shareholders’ Meeting, pursuant to and for the purposes of Article 114-bis of the T.U.F.,

resolves

to approve the Long-Term Monetary Incentive Plan 2014-2016, under the terms and conditions set forth in the Informative Document made available along with the explanatory report, granting the Board of Directors all the powers needed to implement the Plan, including through delegation of powers, including the power to: i) assign the incentive to the Chief Executive Officer annually; (ii) approve the Regulation for each annual assignment; (iii) identify the Beneficiaries based upon defined criteria; iv) and define all other terms and conditions for implementing the Plan to the extent this does not conflict with this resolution."

ITEM 17
REMUNERATION REPORT: POLICY ON REMUNERATION

Dear Shareholders,
The Remuneration Report has been prepared on the basis of Article 123-ter of the T.U.F. and of Article 84-quater of the Issuers’ Regulation.
Pursuant to Article 123-ter, paragraph 6, of the T.U.F., the Shareholders’ Meeting shall resolve in favour or against the first section of the Remuneration Report regarding the Company's policy on the remuneration of Board directors, chief operating officers and managers with strategic responsibilities and the procedures used to adopt and implement this policy. The resolution is not binding.

Please refer to the Remuneration Report approved by the Board of Directors, which will be published accordance with the time limits and procedures required by law, as well on the Company’s website (www.eni.com).

Dear Shareholders,
You are invited to resolve as follows:

"The Ordinary Shareholders’ Meeting

resolves

in favour of the first section of the Remuneration Report regarding the Company's policy on the remuneration of Board directors, chief operating officers and managers with strategic responsibilities and the procedures used to adopt and implement this policy".

The Chairman of the Board of Directors GIUSEPPE RECCHI

Eni’s Board of Directors advice for shareholders on the size and composition of the new BoD

In accordance with the recommendations of the Italian Corporate Governance Code, prior to the appointment of Eni’s corporate bodies, Eni’s Board of Directors, having received the opinion of the Nomination Committee and having considered the results of the Board review, has developed a position on the future size and composition of the Board of Directors to be presented to the shareholders prior to the Shareholders’ Meeting called for 8 May 2014.

Size of the Board of Directors

•	The Board of Directors considers the current number of directors, equal to nine, to be appropriate. It is the maximum established in the By-laws.

The Chairman:
•	should be a person of substance, who conveys authority, preferably independent at the time of initial appointment or who, in any event, can be seen as a guarantor for all shareholders;
•	should have prior experience chairing boards of or heading listed companies of a size and complexity comparable to that of Eni;
•	should be expert in matters of corporate governance or have an international profile or be recognized for his integrity by the financial markets;
•	should be a non-executive director.

The Executive Director:
•	should have prior management experience in listed companies or companies of a size, complexity and international presence comparable to that of Eni;
•	should have an understanding of Eni’s business or similar businesses;
•	as Chief Executive Officer, he should be granted broad management powers.

The remaining seven Directors:
•	should be all non-executive and independent, in accordance with the provisions of law and the recommendations of the Italian Corporate Governance Code. Both substance and form should be considered in evaluating whether the independence requirement is met;

•	as to professional qualifications, consideration should be given to:
	a.	ensuring a preponderance of managers (at least five out of seven) with previous positions in companies of considerable size and complexity, of whom:
		-	at least two with a management, accounting or control background (former Chief Financial Officers);

	-	at least one ex Chief Executive Officer or General Manager;
	-	at least two with significant experience abroad, including in the course of holding one of the above management positions;
b.	one expert in the energy sector;
c.	one expert in risk management or compliance, who may come from the academic world, but with prior experience on the Board of Directors of companies listed on the Italian FTSE-Mib index.

The composition of the Board must seek to represent a range of complementary skills and professional backgrounds in order to ensure that all the issues on the agenda can be assessed thoroughly and to ensure that the Board’s internal committees have an appropriate membership.

Furthermore, all Directors should be able to understand and speak English.

•	Commitment: shareholders should evaluate whether the candidates to serve as Directors have the time available to prepare for and take part in Board and Committees meetings, as well as to participate in a number of informal meetings with other directors.

Diversity In addition to the above professional experience and the provisions of Italian law concerning gender balance in corporate bodies:
•	the presence of at least one non-Italian director is considered a valuable asset, given the international nature of Eni’s activity, provided that he or she is able to work and speak in Italian;
•	consideration should be given to ensuring a range of different ages in the composition of the Board.

Eni Informative Document – Long-Term Monetary Incentive Plan 2014 - 2016

INFORMATIVE DOCUMENT

PREPARED IN ACCORDANCE WITH ARTICLE 114-BIS OF ITALIAN LEGISLATIVE DECREE N.58/1998
(CONSOLIDATED LAW ON FINANCE - TUF) AND ARTICLE 84-BIS REGULATION ADOPTED BY
CONSOB WITH RESOLUTION 11971 OF MAY 14th, 1999 AS SUBSEQUENTLY AMENDED AND
SUPPLEMENTED ("ISSUERS' REGULATION")

LONG-TERM MONETARY INCENTIVE PLAN 2014 - 2016

Introduction

This Informative Document, prepared in accordance with article 84-bis (Annex 3 A, scheme no.7) of the Issuers' Regulation, has been prepared by Eni S.p.A. ("Eni") to provide information to its shareholders and to the market in relation to the proposed adoption of the Long-Term Monetary Incentive Plan 2014-2016 (the "Plan"), approved by the Board of Directors of Eni on March 17th, 2014, which will be submitted for approval in accordance with art. 114-bis of the Consolidated Law on Finance to the Ordinary Shareholders' Meeting convened on May 8th, 2014, in single call (the "Shareholders' Meeting" ).

The Plan does not provide for the allocation of financial instruments, but only for the assignment of monetary incentives, determined also on the basis of a performance condition linked to the performance of the Eni share during the three-year period in question (Total Shareholder Return). For this reason, the Informative Document does not contain the information required for schemes that consider the allocation of shares or share options.

This Plan applies to Eni and its subsidiaries excluding those with shares listed on regulated markets and companies controlled by them, and it is considered to be of "particular significance" under art. 84-bis, paragraph 2, of the Issuers' Regulation since it is intended for the subjects referred to in art. 114-bis of the Consolidated Law on Finance, and in particular:

i)	for the Chief Executive Officer of Eni who will be appointed by the Board of Directors following the Shareholders' Meeting;
ii)	to the Chief Operating Officers of Eni;
iii)	for the managers of Eni and its subsidiaries who are considered "Managerial Resources Critical for the Business", identified among those who occupy the positions that are most directly responsible for the business performance or that are of strategic interest and who, at the date of assignment, are employees and/or working for Eni and its subsidiaries, including Managers with Strategic Responsibilities of Eni.

This Informative Document is available to the public at the registered office of Eni Piazzale E. Mattei, 1, Roma, in the "Governance" section of the website of Eni (www.eni.com) and in the manners specified by Article 84-bis of the Issuers' Regulation.

Definitions

Below is a description of the meanings of certain terms used in the Informative Document:

Eni	Eni S.p.A. (with registered office in Piazzale E. Mattei, 1 Rome).
Chief Executive Officer	The Chief Executive Officer of Eni.
Beneficiaries	The addressees of the Plan.

Eni Informative Document – Long-Term Monetary Incentive Plan 2014 - 2016

Chief Operating Officers	The Division Chief Operating Officers of Eni. With reference to the current situation: the Chief Operating Officers of the Exploration&Production and Refining&Marketing Divisions.
Managers with strategic responsibilities	In accordance with Article 65, paragraph 1-quater of the Issuers' Regulation, the managers of Eni who have the power and responsibility, directly and indirectly, for planning, directing and controlling Eni, with reference to the managers who sit on the Management Committee and, in any case, those who report directly to the Chief Executive Officer.
Managerial Resources Critical for the Business	The managers of Eni and its subsidiaries identified during the annual implementation of the Plan among those who occupy the positions that are most directly responsible for the business performance or that are of strategic interest and who, at the date of assignment, are employees and/or working for of Eni and its subsidiaries, including Eni Managers with strategic responsibilities.
The Board of Directors	Board of Directors of Eni.
Management Committee	The Management Committee of Eni, with an advisory and support role to the activities of the Chief Executive Officer.
Compensation Committee of Eni	The Committee of Eni, composed entirely of non-executive and independent directors, whose composition, appointment, tasks and operating methods are governed by a special Regulation approved by the Board of Directors, having an advisory and consultative role in matters relating to remuneration.
Subsidiaries	Entities controlled by Eni under art. 2359 of the Italian Civil Code. For the purposes of the Plan, this shall exclude the Subsidiaries whose shares are listed on regulated markets and the companies they control.
Assigned incentive	Monetary amount assigned to the Beneficiaries and that may be paid at the end of a predetermined period (Vesting Period) according to predefined performance and retention conditions.
Paid incentive	Monetary amount paid to the Beneficiaries at the end of the predetermined time (Vesting Period) to a value linked to the levels of performance achieved within the terms and conditions set forth in the Plan.
Vesting Period	Three-year period between the time when the incentive is assigned and the time when the same can be paid.
Peer Group	The group of companies used for comparison with Eni of the business performance according to the defined performance parameters, consisting of the major international oil companies, namely: Exxon, Chevron, BP, Shell, Total and Repsol.
Regulation	The document, approved annually by the Board of Directors, which governs the conditions of each annual assignment of the Plan.
Total Shareholder Return (TSR)	Indicator that measures the overall performance of a share as the sum of capital gains and reinvested dividends
Net Present Value of Proved reserves (NPV)	Indicator that represents the present value of the future cash flows of proved hydrocarbon reserves, net of future production and development costs and related taxes
Eni share	Ordinary share issued by Eni, listed on the Electronic Stock Market of Borsa Italiana S.p.A.

Eni Informative Document – Long-Term Monetary Incentive Plan 2014 - 2016

1.	The addressees
1.1	The indication of the names of the addressees who are members of the board of directors or management board of the financial instrument issuer, of the companies controlling the issuer and the companies directly or indirectly controlled by it
The Plan applies to the Chief Executive Officer who will be appointed by the Board of Directors following the Shareholders' Meeting.
If any of the Beneficiaries described in section 1.2 below are persons for whom, under current regulations, identification by name is required, also in relation to the position of Director possibly covered in a Subsidiary, the Company will provide the market with the related information, at the time of the notifications provided by Article 84-bis, paragraph 5, of the Issuers' Regulation.

1.2	The categories of employees or collaborators of the financial instrument issuer and companies controlling or controlled by this issuer
-	The Chief Operating Officers;
-	The managers of Eni and its Subsidiaries identified as Managerial Resources Critical for the Business at the time of the annual implementation of the Plan (currently 330 managers).

1.3	The names of the parties benefitting from the plan and belonging to the following groups:
a)	General Managers of the financial instrument issuer
Chief Operating Officers, currently identified as:
- Claudio Descalzi - Chief Operating Officer Exploration&Production Division
- Angelo Fanelli - Chief Operating Officer Refining&Marketing Division
b)	other managers with strategic responsibilities of the financial instrument issuer not classed as "small" in accordance with Article 3, paragraph. 1, letter f) of Regulation no. 17221 of 12 March 2010, if they have, during the course of the year, received total compensation (obtained by adding the monetary compensation to the financial instrument-based compensation) in excess of the highest total compensation assigned to the members of the board of directors or management board, and to the general managers of the financial instrument issuer
Not applicable.
None of the managers with strategic responsibilities of Eni have received a total compensation during the course of the year in excess of the highest total compensation assigned to the members of the Board of Directors and to the Chief Operating Officers of Eni.
c)	natural persons controlling the share issuer, who are employees or who collaborate with the share issuer
Not applicable.

1.4	Description and numerical indication, broken down according to category:
a)	managers with strategic responsibilities other than those specified under letter b) of

Eni Informative Document – Long-Term Monetary Incentive Plan 2014 - 2016

paragraph 1.3 The Managers with Strategic Responsibilities of Eni are currently 12.
b)	in the case of "small" companies, according to Article 3, paragaph 1, letter f) of Regulation no. 17221 of 12 March 2010, the indication for the aggregate of all managers with strategic responsibilities of the financial instrument issuer
Not applicable.
c)	any other categories of employees or collaborators for which different characteristics are envisaged for the plan
Not applicable.

2.	The reasons behind the adoption of the plan
2.1	The objectives to be achieved by means of the attribution of plans
The Plan was introduced as a tool of incentive and loyalty of the management most critical for the company and aims to support the achievement, in line with international best practices, of the following objectives:
•	further promote the alignment with the shareholders' interests in the medium to long term by the use of the Total Shareholder Return;
•	a more sustainable value creation over the medium to long term through the introduction of the Net Present Value of proved hydrocarbon reserves.
For each annual assignment, the Plan provides for a three-year Vesting Period in line with the best practices in the industry at international level.

2.2	Key variables including in the form of performance indicators considered in order to attribute the financial instrument based plans
The incentive levels are defined as a percentage of fixed remuneration, in accordance with the following principles of the remuneration policy adopted by Eni:
-	compensation package for management suitably balanced between: i) a fixed component consistent with the powers and/or responsibilities assigned and ii) a variable component defined within maximum limits serving to fix the remuneration to the actual performance;
-	consistency of the total remuneration with the market references applicable for similar positions or roles with a similar level of responsibility and complexity, in the context of company panels that are comparable with Eni;
-	variable remuneration of the executive roles that have a greater influence on business performance levels characterised by a significant percentage of long-term incentive components, through an appropriate deferment over a period of at least three years in line with the long-term nature of the business activities of Eni;
The performance indicators can be found at paragraph 2.3.1 below.

2.3	Elements underlying the determination of the entity of the financial instrument based compensation, namely the criteria with which to determine it
See paragraph 2.2 and 2.3.1.

Eni Informative Document – Long-Term Monetary Incentive Plan 2014 - 2016

2.3.1	more detailed information
The value of the monetary incentives assigned to each beneficiary is differentiated according to the level of responsibility/criticality of the role, from a minimum of 20% up to a maximum of 100% of fixed remuneration, taking into account for the Chief Executive Officer the constraints provided by art. 84-ter of the Italian Legislative Decree of 21 June 2013 no. 69, converted with amendments by Law no. 98 of 9 August 2013 concerning the remuneration of Executive Directors of listed companies controlled by Public Administrations (1).
The performance conditions of the Plan are linked to the following parameters:
1.	Total Shareholder Return (TSR) of the Eni share, with a weight of 60%, measured on an annual basis in the Vesting Period in terms of the relative positioning versus the Peer Group of reference.
2.	Net Present Value of the reserves (NPV), with a weight of 40%, measured on an annual basis in the Vesting Period in terms of the relative ranking of the annual percentage variation vs. the Peer Group of reference.
The annual results are measured in terms of relative ranking in the Peer Group.

2.4	The reasons underlying any decision to assign financial instrument based compensation plans not issued by the financial instrument issuer
Not applicable.

2.5	Evaluations with regards to significant tax and accounting implications which have affected the definition of the plans
The structure of the Plan has not been affected by the applicable tax legislation or by accounting implications.

2.6	Any support of the plan by the special Fund to encourage workers to participate in businesses, pursuant to art. 4, paragraph 112 of Italian Law no. 350 of 24 December 2003
Not applicable.
3.	Approval process and timing of the allocation of the financial instruments
3.1
Scope of powers and functions delegated by the shareholders' meeting to the board of directors in order to implement the plan
The Eni Board of Directors Meeting on March 17th, 2014 resolved, based on a proposal by the Compensation Committee and with the abstention of the Chief Executive Officer, to submit the Plan to the approval of the Shareholders' Meeting under art. 144-bis of the Consolidated Law on Finance;
Following the approval of the Shareholders' Meeting, the Board of Directors, exercising the powers that will be conferred by the Shareholder's Meeting, shall implement the Plan,

______________________

(1)	In the implementation of said law, at the time of the renewal of the corporate bodies, a proposal relating to the remuneration of the Executive Directors of Eni and its subsidiaries will be submitted for the approval of the shareholders' meeting, according to which the remuneration referred to in art. 2389, paragraph 3, of the Italian Civil Code, for the Directors to whom the Board of Directors will confer the powers in the next mandate, cannot be set at more than 75% of the "total remuneration" for any reason determined, including that for any relationship of employment with the Company, during the current mandate.

Eni Informative Document – Long-Term Monetary Incentive Plan 2014 - 2016

including through delegation of powers, resolving: i) the annual assignment of the incentive to the Chief Executive Officer, ii) the approval of the Regulation of each annual assignment, iii) the identification of the Beneficiaries on the basis of defined criteria, iv) and any other terms and conditions for the implementation to the extent this does not conflict with the decisions of the Shareholders' Meeting.

3.2	Indication of the parties appointed to administrate the plan and their function and competence
The administration of the Plan is entrusted to the competent departments of the Eni Human Resources Division.

3.3	Any procedures in place for the review of plans, including in relation to any alteration of the basic objectives
There are no procedures for the amendment of the Plan.

3.4	Description of the methods by which to determine the availability and assign the financial instruments on which the plans are based
The Plan provides for the payment of cash incentives and does not provide for the allocation of financial instruments.

3.5	The role played by each director in determining the characteristics of said plans; any situations of conflict of interest arising concerning the relevant directors
In line with the recommendations of the Corporate Governance Code for Listed Companies, which Eni has adopted, the conditions of the Plan have been defined based on a proposal by the Compensation Committee, composed entirely of non-executive and independent Directors. The proposal to submit the Plan to the Shareholders' Meeting, under Article 114-bis of the Consolidated Law on Finance, was then approved by the Board of Directors, with the abstention of the Chief Executive Officer after obtaining the favourable opinion of the Board of Statutory Auditors under art. 2389 of the Italian Civil Code, paragraph 3.
The Plan, in relation to its Beneficiaries, constitutes a related party transaction subject to shareholders' approval under art. 114-bis of the Consolidated Law on Finance, therefore the specific procedures defined by Consob resolution no. 17221 of 12.3.2010 ("Regulation on related party transactions") are not applicable.

3.6	The date of the decision taken by the competent body to propose the approval of the plans to the shareholders' meeting and any proposal of a remunerations committee where existing
The Board of Directors, on March 17th, 2014, based on a proposal by the Compensation Committee of January 29th, 2014, resolved to submit the Plan to the Shareholders' Meeting.

3.7	The date of the decision taken by the competent body with regards to the assigment of instruments and the potential proposal to said body by a remunerations committee where existing
Not applicable.

Eni Informative Document – Long-Term Monetary Incentive Plan 2014 - 2016

3.8	The market price, recorded on said dates, for the financial instruments on which the plans are based, if traded on regulated markets
Official Eni share price at the date of March 17th, 2014 (the date of approval by the Board of Directors to submit the proposal of the Plan to the Shareholders' Meeting): euro 17.2725.

3.9	In the case of plans based on financial instruments traded on regulated markets, in what terms and how the issuer considers, when identifying the timing of the assignment of instruments in implementation of the plan, of the possible timing coincidence of:
i)	_	said assignment or any decisions taken in this regard by the remunerations committee; and
ii)	_	the diffusion of any significant information in accordance with art. 114, paragraph 1 of the Consolidated Law on Finance; for example, if such information is: a) not already public and able to positively affect market listings, or b) already public and able to negatively affect market listings.
Not applicable.

4.	The characteristics of the instruments assigned
4.1	The description of the ways in which the compensation plans based on financial instruments are structured
The Plan provides for three annual assignments of cash incentives that may be paid after three years in a value linked to the performance achieved according to the predetermined criteria and parameters and the other defined conditions.

4.2	The indication of the period of effective plan implementation also with reference to any different cycles envisaged
The Plan provides for three annual assignments for the period 2014-2016. Each assignment is subject to a Vesting Period of three years and consequently the period of implementation of the Plan is between 2014 and 2019, with reference to the last possible payment, as described in the scheme below.

Eni Informative Document – Long-Term Monetary Incentive Plan 2014 - 2016

4.3	The plan terms
The Plan will expire in 2019, at the end of the Vesting Period for the last assignment of 2016.

4.4	The maximum number of financial instruments, also in the form of options, assigned for each tax year in relation to the entities identified or the specified categories
The Plan provides for the payment of cash incentives and does not provide for the allocation of financial instruments.

4.5	The methods and clauses for the implementation of the plan, specifying if the effective attribution of the instruments is subject to conditions being met or given results being achieved, including performance-related; a description of said conditions and results
The performance conditions of the Plan are verified annually and at the end of each three-year period as the result of a careful process of verification of the results actually achieved by the Compensation Committee, in support of the resolutions passed on the matter by the Board of Directors.
The performance conditions of the Plan are linked to the following parameters:
1.	Total Shareholder Return (TSR) of the Eni share, with a weight of 60%, measured on an annual basis during the Vesting Period in terms of the relative positioning versus the Peer Group.
2.	Net Present Value of the reserves (NPV), with a weight of 40%, measured on an annual basis during the Vesting Period in terms of the relative ranking of the annual percentage variation vs. the Peer Group.

The TSR measures the total return of a share as the sum of the components:
i)	capital gains: the ratio between the change in the share price (difference between the share price at the end and at the beginning of the reference period);
ii)	reinvested dividends: the ratio between dividends per share distributed during the reference period and the share price at the beginning of the reference period. Dividends are considered reinvested in the security on the ex-dividend date.
TSR is calculated annually in local currency, taking as the starting point of the analysis the last trading day of the year preceding the reference year, and as the end point of the analysis the last trading day of the reference year.

Eni Informative Document – Long-Term Monetary Incentive Plan 2014 - 2016

The Net Present Value represents the present value of the future cash flows of proved hydrocarbon reserves, net of future production and development costs and related taxes. It is stated in accordance with the rules of the FASB Extractive Activities - Oil and Gas (topic 932) allowing a consistent benchmark of data reported by oil companies.
The calculation of the key elements of this indicator includes:
-	for proved reserves (developed and undeveloped), the valuation at the average price of the year, which remains unchanged in future years unless contractual variations are already defined;
-	for production and development costs, a valuation at constant terms (not inflated);
-	the application of a 10% standardized discount rate.
The Net Present Value will be normalized excluding the impact of divestment and acquisition operations in order to track the organic growth of the company. Data are published in 10-K and 20-F Forms which oil companies file under the U.S. Securities and Exchange Commission (SEC).
The scale for determining the annual multiplier of each indicator, in relation to the ranking in the Peer Group, is defined as follows:

Ranking	1st	2nd	3rd	4th	5th	6th	7th
Multiplier	130%	115%	100%	85%	70%	0%	0%

At the end of each Vesting Period, the final multiplier for the payment is determined as the average of the annual multipliers, to be applied to the assigned incentive for the determination of the incentive to be paid. This incentive may be paid as a percentage between zero and 130%. There is no payment in the event of failure to reach the 5th rank for both indicators in at least one of the three year period.
The Plan provides for the adoption of clawback mechanisms for the recovery of any incentives that, as may be proven by the competent departments within a period of three years from the payment, are found to be not due. These mechanisms will be used in cases involving persons who have been responsible for wilfully altering the data used for the achievement of the objectives or who have reached the same objectives by displaying conduct that is contrary to Company or legal regulations, without prejudice to any other action permitted by law to protect the interests of Eni.

4.6	The indication of any restrictions of availability affecting the instruments assigned or the instruments from the year of the options, with specific reference to the terms within which subsequent transfer to the company or third parties is permitted or prohibited
Not applicable.

4.7	The description of any termination conditions in relation to the attribution of plans in the event that the addressees should carry out hedging operations that enable the neutralisation of any prohibitions of the sale of the financial instruments assigned, also in the form of options, or financial instruments arising from the exercise of these options
Not applicable.

Eni Informative Document – Long-Term Monetary Incentive Plan 2014 - 2016

4.8	The description of the effects determined by the termination of the employment
The Regulation of the Plan provides as follows:
-	in cases of consensual termination of the employment relationship of the Beneficiary, or loss of control by Eni of the Subsidiary of which the Beneficiary is an employee, or transfer to a non-subsidiary of the company (or of the business unit) of which the Beneficiary is an employee, occurring by the date on which the Board of Directors establishes the final percentage for the payment, the incentive will be paid to Beneficiaries in proportion to the period between the assignment and the occurrence of the aforementioned events, as well as in relation to the results possibly recorded during this period;
-	in the case of death of the Beneficiary, the heirs retain the right to receive the entire amount of the assigned incentive;
-	in cases of unilateral termination of employment relationship, if the event occurs during the Vesting Period, there is no payment of the incentive.
For the Chief Executive Officer, in case of non-renewal of the mandate, the payment of each incentive assigned will nonetheless occur at the natural expiration of the Plan, in accordance with the performance conditions defined in the same.

4.9	The indication of any other causes for the cancellation of the plans
There are no causes for the cancellation of the Plan.

4.10	Reasons for the possible "redemption" by the Company of the financial instruments covered by the plans prepared under articles 2357 et seq. of the Italian Civil Code; the beneficiaries of the redemption, indicating whether this is intended only for certain categories of employees; the effects of the termination of the employment on said redemption
Not applicable.

4.11	Any loans or any benefits intended to be granted for the purchase of shares in accordance with art. 2358 of the Italian Civil Code.
Not applicable.

4.12	The indication of assessments of the forecast burden for the company on the date of the related assignment, as can be determined on the basis of the terms and conditions already defined, for the total amount and in relation to each plan instrument
The expected total spending of the three assignments provided by the Plan is approximately 60 million euro, in the case of achieving the target level of performance (100%) in each year of the vesting period of the three assignments.

4.13	The indication of any dilution effects on the capital determined by the compensation plans
Not applicable.

4.14 - 4.23
The sections concerning the allocation of shares and stock options are not applicable.

4.24
Not applicable.

Eni signs final agreement with Statoil on revision of terms in long-term gas supply contracts

San Donato Milanese (Milan), March 31, 2014 - Eni has today signed the final detailed agreement with Statoil on the revision of the terms of its long-term gas supply contract. This revision reflects the changed conditions of the gas market.
The final agreement, which follows the Heads of Agreement signed on February 27, 2014, implies the end of the arbitration proceedings previously initiated by Eni.
The agreement with Statoil, which is particularly important considering recent international political developments, is part of Eni’s effort to renegotiate all third-party long-term gas supply contracts, with the target of achieving a competitive portfolio by January 1, 2016.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
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